UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ____September 16, 2010____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amendment to Compensation Plans

On September 16, 2010, the Board of Directors of Integrys Energy Group, Inc. (the "Company") approved an amended and restated Deferred Compensation Plan and an amended and restated Pension Restoration and Supplemental Retirement Plan (collectively, the "Plans"). The amended and restated Plans are effective January 1, 2011. The Plans were amended to, among other things, provide that an acceleration of vesting will not automatically occur upon a change in control, but, rather, that vesting will accelerate only upon the termination of employment following a change in control.

The amended and restated Deferred Compensation Plan and the amended and restated Pension Restoration and Supplemental Retirement Plan are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated into this Current Report on Form 8-K by reference.

Form of Award Agreements

On September 16, 2010, the Board of Directors of the Company adopted the form of Restricted Stock Unit Agreement, Performance Stock Right Agreement and Stock Option Agreement to be used under the Company's previously approved 2010 Omnibus Incentive Compensation Plan.

The form of the Restricted Stock Unit Agreement, the Performance Stock Right Agreement and the Stock Option Agreement are attached hereto as Exhibits 10.3, 10.4 and 10.5, respectively, and are incorporated into this Current Report on Form 8-K by reference.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits. The following exhibits are being filed herewith:

10.1	Integrys Energy Group, Inc. Deferred Compensation Plan, as Amended and Restated Effective January 1, 2011
10.2	Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan, as Amended and Restated Effective January 1, 2011
10.3	Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Performance Stock Right Agreement approved September 16, 2010
10.4	Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement approved September 16, 2010
10.5	Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Nonqualified Stock Option Agreement approved September 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Barth J. Wolf
  Barth J. Wolf
  Vice President, Chief Legal Officer and Secretary

Date: September 22, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated September 16, 2010

Exhibit
Number

10.1   Integrys Energy Group, Inc. Deferred Compensation Plan, as Amended and Restated Effective January 1, 2011

10.2   Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan, as Amended and Restated Effective January 1, 2011

10.3   Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Performance Stock Right Agreement approved September 16, 2010

10.4   Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement approved September 16, 2010

10.5   Form of Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan Nonqualified Stock Option Agreement approved September 16, 2010

Exhibit 10.1

INTEGRYS ENERGY GROUP, INC.

DEFERRED COMPENSATION PLAN

As Amended and Restated Effective January 1, 2011

TABLE OF CONTENTS

INTEGRYS ENERGY GROUP, INC.
DEFERRED COMPENSATION PLAN

The Integrys Energy Group, Inc. Deferred Compensation Plan (the "Plan") has been adopted to promote the best interests of Integrys Energy Group, Inc. (the "Company") and the stockholders of the Company by attracting and retaining key management employees and non-employee directors possessing a strong interest in the successful operation of the Company and its subsidiaries or affiliates and encouraging their continued loyalty, service and counsel to the Company and its subsidiaries or affiliates. The Plan is amended and restated effective January 1, 2011. as set forth herein.

Except as expressly provided herein, the Plan, as herein amended and restated, applies to (i) those employees who are actively employed by the Company or a Participating Employer on or after January 1, 2005 (the effective date of Internal Revenue Code Section 409A), and who have been designated for participation by the Committee, and (ii) non-employee directors of the Company and designated subsidiaries and affiliates with service as a director on or after January 1, 2005. Except as expressly provided herein, distribution of benefits to an employee who retired from or terminated employment with the Company and its Affiliates prior to January 1, 2005, or a director whose service with the Company and its Affiliates terminated prior to January 1, 2005, shall be governed by the terms of the Plan (or predecessor plan) as in effect on the date of the employee's or director's retirement or termination of employment or service.

ARTICLE I. DEFINITIONS AND CONSTRUCTION

Section 1.01. Definitions.

The following terms have the meanings indicated below unless the context in which the term is used clearly indicates otherwise:

(a)   Account: The record keeping account or accounts maintained to record the interest of each Participant under Section 5.01 of the Plan.

(b)   Act: The Securities Act of 1933, as interpreted by regulations and rules issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of the Act shall be deemed to include reference to any successor provision thereto.

(c)   Affiliate: Except as otherwise provided in Section 10.01 for purposes of applying the provisions of Article X, a corporation, trade or business that, with the Company, forms part of a controlled group of corporations or group of trades or businesses under common control within the meaning of Code Section 414(b) and (c); provided that Code Section 414(b) and (c) shall be applied by substituting "at least fifty percent (50%)" for "at least eighty percent (80%)" each place it appears.

(d)   Annual Incentive Deferral: A deferral of a portion of an Eligible Employee's annual incentive award in accordance with Section 3.03.

(e)   Base Compensation: The base salary or wage payable by a Participating Employer to an Eligible Employee for services performed prior to reduction for contributions by the Eligible Employee to this Plan or pre-tax or after-tax contributions by the Eligible Employee to any other employee benefit plan maintained by a Participating Employer, but exclusive of extraordinary payments such as overtime, bonuses, meal allowances, reimbursed expenses, termination pay, moving pay, commuting expenses, severance pay, non-elective deferred compensation payments or accruals, stock options or other equity grants or awards, or the value of employer-provided fringe benefits or coverage, all as determined in accordance with such uniform rules, regulations or standards as may be prescribed by the Committee.

(f)   Base Compensation Deferral: A deferral of a portion of an Eligible Employee's Base Compensation in accordance with Section 3.02.

(g)   Beneficiary: The person or entity designated by a Participant to be his or her beneficiary for purposes of this Plan. If a Participant designates his or her spouse as a beneficiary, such beneficiary designation automatically shall become null and void, with respect to any undistributed portion of the Participant's Account, on the date that the Committee obtains actual written notice of the Participant's divorce or legal separation from such spouse; provided that neither the Plan nor the Committee shall be liable to any Beneficiary for the payments that have been made to such spouse prior to the date the Committee is notified in writing of such divorce or legal separation from such spouse. If a valid designation of beneficiary is not in effect at the time of the Participant's death, the estate of the Participant is deemed to be the sole beneficiary. If a beneficiary dies while entitled to receive distributions from the Plan, any remaining payments shall be paid to the estate of that beneficiary. Beneficiary designations shall be in writing, filed with the Committee, and in such form as the Committee may prescribe for this purpose.

(h)   Board: The Board of Directors of the Company.

(i)   Cause: Termination by the Company or an Affiliate of a Participant's employment in connection with or following a Change in Control shall be limited to the following:

> (A)   the engaging by the Participant in intentional conduct not taken in good faith which has caused demonstrable and serious financial injury to the Company and/or an Affiliate, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal, in an action, suit or proceeding, whether civil, criminal, administrative or investigative;

> (B)   conviction of a felony (as evidenced by binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion of all rights of appeal) which substantially impairs the Participant's ability to perform his duties or responsibilities;

> (C)   continuing willful and unreasonable refusal by the Participant to perform the Participant's duties or responsibilities (unless significantly changed without the Participant's consent); or

> (D)   material violation of the Company's Code of Conduct.

(j)   Code: The Internal Revenue Code of 1986, as interpreted by regulations and rulings issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of the Code shall be deemed to include reference to any successor provision thereto.

(k)   Committee: The Compensation Committee of the Board (with respect to Eligible Employee participation) or the Governance Committee of the Board (with respect to Director

participation), or such other committee as may be appointed by the Board and that satisfies the requirements of Section 11.01.

(l)   Company: Integrys Energy Group, Inc. or any successor corporation. Prior to February 21, 2007, the Company was known as WPS Resources Corporation.

(m)   Director: A non-employee member of the Board, a non-employee member of the board of directors of an Affiliate who is designated for participation by the Board, and where the context so requires, a former director entitled to receive a benefit hereunder.

(n)   Director Deferral: A deferral by a Director of a portion of his or her Director Fees in accordance with Section 4.02.

(o)   Director Fees: Those fees that are payable in cash to a Director for services rendered on the Board (including attendance fees and fees for serving as a committee chair) or for service on the board of directors of an Affiliate. The term Director Fees does not include fees that are automatically credited to the Director in the form of Stock Units pursuant to Section 4.03 of this Plan or pursuant to the Omnibus Plan

(p)   Disability: The inability of a Participant to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, as determined by the Committee.

(q)   Eligible Employee: A common law employee of a Participating Employer who has been designated by the Committee as being eligible to participate in this Plan and, where the context so requires, a former employee entitled to receive a benefit hereunder.

(r)   ERISA: The Employee Retirement Income Security Act of 1974, as interpreted by regulations and rulings issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of ERISA shall be deemed to include reference to any successor provision thereto.

(s)   Exchange Act: The Securities Exchange Act of 1934, as interpreted by regulations and rules issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of the Exchange Act shall be deemed to include reference to any successor provision thereto.

(t)   Integrys Stock: The common stock, $1.00 par value, of the Company.

(u)   Integrys Stock Units or Stock Units: The hypothetical shares of Integrys Stock that are credited to a Participant's Stock Unit Accounts in accordance with Section 5.04. A Participant's Stock Units are further classified as Locked Stock Units or Discretionary Stock Units, in accordance with Section 5.04.

(v)   Investment Options: The hypothetical investment accounts described in Article V and such other investment options as the Committee may from time to time determine (which

may, but need not, be based upon one or more of the investment options available under a defined contribution plan sponsored by the Company or an Affiliate).

(w)   Long-Term Incentive Plan Deferral or LTIP Deferral: A deferral of a portion of the performance shares, restricted stock or other stock-based compensation awarded to an Eligible Employee under the Omnibus Plan, in accordance with Section 3.04.

(x)   Omnibus Plan: The Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan, or as required by the context, any predecessor or successor to such plan.

(y)   Participant: A Director and/or an Eligible Employee, as required by the context.

(z)   Participating Employer: The Company and each Affiliate that, with the consent of the Committee, participates in the Plan for the benefit of one or more Participants.

(aa)   Pre-2005 Account: See Section 5.01.

(bb)   Post-2004 Account: See Section 5.01.

(cc)   Separation from Service: A Participant's Separation from Service shall occur when the Company (and its Affiliates) and the Participant reasonably anticipate that no further services (either as an employee or as an independent contractor) will be performed by the Participant for the Company (or an Affiliate) after a certain date, or that the level of bona fide services the Participant will perform for the Company (or the Affiliate) after such date (either as an employee or as an independent contractor) will permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed by the Participant (whether as an employee or independent contractor) for the Company or an Affiliate over the immediately preceding thirty-six (36) month period (or such lesser period of actual service). A Participant is not considered to have incurred a Separation from Service if the Participant is absent from active employment due to military leave, sick leave or other bona fide leave of absence and if the period of such leave does not exceed the greater of (i) six (6) months, or (ii) the period during which the Participant's right to reemployment by the Company or an Affiliate is provided either by statute or by contract; provided that if the leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, the leave may be extended for up to twenty-nine (29) months without causing a Separation from Service.

(dd)   Stock Unit Account: The portion of a Participant's overall Account that is deemed to be invested in Stock Units, as described in Section 5.04.

(ee)   Trust: The Integrys Energy Group, Inc. Deferred Compensation Trust (which was previously known as the WPS Resources Corporation Deferred Compensation Trust) or other funding vehicle which may from time to time be established, as amended and in effect from time to time.

(ff)   Valuation Date: See Section 6.01(c).

Section 1.02. Construction and Applicable Law.

(a)   Wherever any words are used in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are use in the singular or the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases where they would so apply. Titles of articles and sections are for general information only, and the Plan is not to be construed by reference to such items.

(b)   This Plan is intended to be a plan of deferred compensation maintained for a select group of management or highly compensated employees as that term is used in ERISA, and shall be interpreted so as to comply with the applicable requirements thereof. In all other respects, the Plan is to be construed and its validity determined according to the laws of the State of Illinois, without regard to the principle of conflict of law, to the extent such state laws are not preempted by federal law. In case any provision of the Plan is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining part of the Plan, but the Plan shall, to the extent possible, be construed and enforced as if the illegal or invalid provision had never been inserted.

ARTICLE II. PARTICIPATION

<u>Section 2.01. Eligibility.</u>

(a)   A Director shall be eligible to participate in the Plan immediately upon becoming a member of the Board.

(b)   An employee shall be eligible to participate in the Plan only if the employee is employed by a Participating Employer and if the employee has been designated as an Eligible Employee by the Committee. When designating an employee as an Eligible Employee, the Committee, in its sole discretion, may designate the employee for participation in the entire Plan or any part thereof.

ARTICLE III. EMPLOYEE DEFERRED COMPENSATION

Section 3.01. Application.

This Article III applies to Participants other than Directors.

Section 3.02. Deferrals Of Base Compensation.

(a) Amount. A Participant may elect, in such form and manner as the Committee may prescribe, to defer payment of a portion of the Base Compensation that would otherwise be paid to the Participant. A Participant's election shall specify the percentage (in increments of 1% to a maximum of 80%) of the Participant's Base Compensation that the Participant wishes to defer; provided that with respect to periods prior to January 1, 2011, the amount deferred was subject to the maximum deferral limitations set forth in the Plan at the time of the Participant's deferral election.

(b) Initial Deferral Election. In the case of a Participant who has been designated for participation for the first time (and who has not previously been designated as being eligible for participation in another deferred compensation plan that is required to be aggregated with this Plan for purposes of Code Section 409A) and who completes a deferral election within 30 days of becoming eligible to participate in the Plan, the Participant's validly executed deferral election shall become effective with respect to services to be performed starting with the first pay period commencing after the date the election is filed with the Committee. If the Participant does not submit a deferral election during the initial 30 day election period, the Participant may thereafter elect to defer payment of Base Compensation by submitting a validly executed deferral election to the Committee, but the election shall become effective and shall apply only to Base Compensation for the calendar year following the calendar year during which the election is received and accepted by the Committee. A Participant's deferral election, once effective, shall remain in effect until modified by the Participant in accordance with subsection (c) below or otherwise revoked in accordance with Plan rules.

(c) Revised Deferral Election. Except to the extent that the Committee is permitted (and elects) to give earlier effect to a Participant's revocation or revision to his or her deferral election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, a Participant's deferral election, once effective with respect to a calendar year, may not be revoked or modified with respect to Base Compensation for that calendar year. A Participant may modify his or her then current deferral election by filing a revised deferral election form, properly completed and signed, with the Committee. However, except to the extent that the Committee is permitted (and elects) to give earlier effect to a Participant's revised election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, the revised election will be effective only with respect to Base Compensation for the calendar year following the calendar year during which the revised election is received and accepted by the Committee. A Participant's revised deferral election, once effective, shall remain in effect until again modified by the Participant under this subsection (c) or otherwise revoked in accordance with Plan rules.

(d)   Base Compensation Paid Following Year End For the Payroll Period That Includes December 31. For purposes of applying a Participant's deferral election, Base Compensation paid after December 31 of a calendar year that is attributable solely to services performed during the payroll period that includes December 31, if paid in accordance with the normal timing arrangement by which a Participating Employer compensates employees for services rendered, is treated as Base Compensation for services performed in the subsequent calendar year, even though part or all of the Participant's services might have been performed in the prior calendar year.

Section 3.03. Deferrals of Annual Incentive Awards.

A Participant may elect, in such form and manner as the Committee may prescribe, to defer payment of a portion of the annual cash incentive that is awarded and that would otherwise be paid to the Participant with respect to any year. A Participant's election shall specify the percentage (in increments of 1% to a maximum of 80%) of the Participant's annual cash incentive that the Participant wishes to defer; provided that with respect to periods prior to January 1, 2011, the amount deferred was subject to the maximum deferral limitations set forth in the Plan at the time of the Participant's deferral election,. In the case of any award that is not performance-based compensation for purposes of Code Section 409A, a validly executed deferral election shall be effective only if the deferral election is received and accepted by the Committee prior to the last day of the calendar year preceding the calendar year for which the annual incentive is paid, or by such other time as provided in regulations promulgated by the Secretary of the Treasury. In the case of any award that is performance-based compensation for purposes of Code Section 409A, a validly executed deferral election shall become effective with respect to the annual incentive that may be awarded to the Participant with respect to a calendar year if the Participant's deferral election is received and accepted by the Committee at least 6 months prior to the end of the performance period for the bonus, or by such earlier (but not later) date as the Committee may establish. A Participant's election to defer part of an annual incentive award becomes irrevocable at the end of the permitted elected period, and the Participant may not thereafter revoke or modify his or her election. A Participant's election to defer part of an annual incentive award shall be effective only for the annual incentive to which the election relates, and shall not carry over from year to year or from incentive payment to incentive payment.

Section 3.04. Deferral of LTIP Share or Share Unit Awards.

A Participant may elect, in such form and manner as the Committee may prescribe, to defer payment of a portion of any performance share, restricted stock, restricted stock unit or other stock-based compensation awarded to the Participant under the Omnibus Plan. A Participant's election shall specify the whole number of shares (up to 80% of the Participant's award) that the Participant wishes to defer; provided that with respect to periods prior to January 1, 2011, the amount deferred was subject to the maximum deferral limitations set forth in the Plan at the time of the Participant's deferral election. In the case of any award that is not performance-based compensation for purposes of Code Section 409A, a validly executed deferral election shall be effective only if the deferral election is received and accepted by the Committee in accordance with rules established by the Committee pursuant to Code Section 409A. In the case of any award that is performance-based compensation for purposes of Code Section 409A, a

9

validly executed deferral election shall become effective with respect to shares to be earned by the Participant with respect to any Omnibus Plan performance period if the Participant's deferral election is received and accepted by the Committee at least 6 months prior to the end of such performance period or by such earlier (but not later) date as the Committee may establish. A Participant's election to defer part of an LTIP share award becomes irrevocable at the end of the permitted elected period, and the Participant may not thereafter revoke or modify his or her election. A Participant's election to defer an award shall be effective only for the Omnibus Plan award, service period or performance period to which the election relates, and a Participant's election does not carry over from award to award, performance period to performance period or from service period to service period.

Section 3.05. Matching Contribution Credits.

(a) Allocation of Credits. A Participant who is a participant in a qualified defined contribution 401(k) savings plan maintained by the Company or an Affiliate ("Savings Plan"), and who makes Base Compensation Deferrals and/or Annual Incentive Deferrals under this Plan, shall be entitled to a matching contribution credit if the Participant's election to make Base Compensation Deferrals and/or Annual Incentive Deferrals causes the Participant to receive a smaller matching contribution under the Savings Plan than the Matching Contribution that the Participant would have received if the Participant had instead elected not to defer any portion of the Participant's Base Compensation or annual incentive award. The matching contribution credit will be determined as of December 31 of each year and will equal the difference (if any) between:

    (i) The value of the matching contribution that the Participant would have received for the calendar year under or with respect to the Savings Plan in which the Participant is eligible, based on amounts actually contributed to such Savings Plan, if Base Compensation Deferrals and Annual Bonus Deferrals made by the Participant under this Plan were instead treated as "compensation" under the Savings Plan for purposes of calculating the Participant's maximum matching contribution under the Savings Plan; provided that all limits and restrictions otherwise imposed under the Savings Plan, including the maximum compensation limit under Section 401(a)(17) of the Code, shall continue to apply; and

    (ii) The value of the matching contribution actually received by the Participant for that year under the Savings Plan.

Notwithstanding anything to the contrary, a Participant will not be eligible for matching contribution credits if (x) the Participant has been specifically excluded by the Committee, or (y) the Participant is covered under an employment contract or agreement that excludes the Participant from receiving pension restoration, supplemental retirement or similar restoration benefits or credits, or (z) the Participant is covered under an employment contract or agreement that references the Participant's participation in the

Plan generally but does not specifically provide for the Participant as being eligible for pension restoration, supplemental retirement or similar restoration benefits or credits.

(b) Investment of Credits. Matching contribution credits with respect to periods prior to January 1, 2008 will be credited to the Participant in the form of Locked Stock Units under Section 5.04(b). Matching contribution credits with respect to periods after December 31, 2007 shall be credited to the Participant's Account in accordance with the Participant's investment direction under Section 6.01(a).

(c) No Duplication. The credit under this Section shall not duplicate any credit to which the Participant is entitled under Section 3.06 below with respect to the same compensation.

Section 3.06. Defined Contribution Restoration Credits.

(a) Eligibility. A Participant who is eligible to make contributions to a qualified defined contribution retirement plan maintained by the Company or an Affiliate ("Defined Contribution Plan") may be eligible to receive an additional credit to his or her Account for each year, in accordance with the rules of this Section. Notwithstanding the foregoing, a Participant will not be eligible for defined contribution restoration credits if (i) the Participant has been specifically excluded by the Committee, or (ii) the Participant is covered under an employment contract or agreement that excludes the Participant from receiving pension restoration, supplemental retirement or similar restoration benefits or credits, or (iii) the Participant is covered under an employment contract or agreement that references the Participant's participation in the Plan generally but does not specifically provide for the Participant as being eligible for pension restoration, supplemental retirement or similar restoration benefits or credits.

(b) Amount of Additional Credit.

(i) Matching Contribution Credit. Effective January 1, 2013, if the Participant for any year is eligible to make elective deferral or other contributions to the Defined Contribution Plan and to receive a matching contribution with respect to such amounts, the Participant shall receive an additional credit under this Plan equal to five percent (5%) of the Participant's compensation for the year in excess of the Code Section 401(a)(17) limitation in effect for such year. For this purpose, the Participant's compensation shall be the Participant's compensation as defined in the Defined Contribution Plan, except that Base Compensation Deferrals and Annual Bonus Deferrals made by the Participant under this Plan shall be treated as if they had been paid to the Participant in cash. This credit is to approximately reflect the matching contribution that the Participant could have received under the Defined Contribution Plan if the Participant had been permitted to make contributions to the Defined Contribution without

being subject to the limitations under Code Sections 401(a)(17), 402(g), 415 or any limitation under the Code.

    (ii)   <u>Age and Service Points Contribution Credit</u>. If the Participant for any year is eligible for and receives an employer age and service points (non-elective) contribution under the Defined Contribution Plan and if the Participant's allocation under the Defined Contribution Plan is limited because of the limitations of Code Section 401(a)(17) or 415, the Participant shall receive an additional credit under this Plan equal to the difference between (A) the employer age and service points (non-elective) contribution that would have been allocated to the Participant for the year under the Defined Contribution Plan if the Code Section 401(a)(17) and 415 limitations did not apply and if Base Compensation and Annual Bonus Deferrals made by the Participant under this Plan are treated as if they had been paid to the Participant in cash, and (B) the employer age and service points (non-elective) contribution to which the Participant is actually entitled for such year under the Defined Contribution Plan.

    (c)   <u>Vesting</u>. A Participant will have a vested and non-forfeitable right to the credits made under this Section, and any deemed investment gains or losses, if the Participant terminates employment with the Company and its Affiliates after having completed at least three (3) years of service. If the Participant terminates employment prior to completing three (3) years of service, the Participant's credits under this Section, together with all deemed investment gains or losses, shall be forfeited.

    <u>Section 3.07. Defined Contribution SERP Credits</u>.

    (a)   <u>Eligibility</u>. This Section is limited to Participants who have been specifically selected by the Committee to receive SERP Credits under this Section. Even though the Committee may have designated an employee as being generally eligible for the Plan, or even though an employee's employment contract or agreement may refer to the employee as being generally eligible for the Plan, the employee shall not be eligible for the Defined Contribution SERP credits described in this Section unless the Committee has specifically designated the employee as being eligible for such credits.

    (b)   <u>Amount of SERP Credit</u>. The SERP Credit shall be calculated and credited at (or near) the end of each calendar year. If the Committee has designated a Participant as being eligible to receive a SERP credit under this Section, the Committee shall also designate the percentage of the Participant's base salary and annual incentive that is to be credited to the Participant's Account as a SERP Credit; provided that if the Committee designates a Participant as being eligible to receive a SERP Credit under this Section but the Committee does not affirmatively designate the applicable percentage of the Participant's base salary and annual incentive to be credited, the applicable percentage shall be twelve percent (12%) until the

Committee affirmatively designates a different percentage. For this purpose, any Base Compensation and Annual Bonus Deferrals made by the Participant under this Plan are treated as if they had been paid to the Participant in cash, i.e., the SERP Credit is calculated based upon the Participant's base salary and annual incentive prior to reduction for any Base Compensation and Annual Bonus Deferrals made by the Participant. The Committee may from time to time change the amount of the SERP Credit applicable to any Participant, and the fact that a Participant receives a SERP Credit for any year (or portion of a year) does not provide the Participant with any right or entitlement to a SERP Credit with respect to any other period. Any changes in the SERP Credit to which a Participant receives shall be made in accordance with the requirements of Code Section 409A.

(c)   Vesting. A Participant will have a vested and non-forfeitable right to the credits made under this Section, and any deemed investment gains or losses, if the Participant terminates employment with the Company and its Affiliates after having completed at least five (5) years of service. If the Participant terminates employment prior to completing five (5) years of service, the Participant's credits under this Section, together with all deemed investment gains or losses, shall be forfeited.

Section 3.08. Other Deferrals and Credits.

The Committee, in its discretion, may, with respect to any Participant, determine that the Participant is eligible to make deferrals with respect to additional components of the Participant's remuneration or receive employer contribution credits in addition to the credits described herein. In no event, however, shall the Committee authorize such additional deferrals or credits unless the Committee has first determined that the deferrals or credits have been elected or authorized in a manner that will not result in the imposition of tax under Code Section 409A.

Section 3.09. Involuntary Termination of Deferral Elections.

A Participant's deferral elections shall be automatically revoked upon the Participant's termination of employment from the Participating Employers, unless the Committee determines otherwise in accordance with the requirements of Code Section 409A. In addition, and subject to Code Section 409A, a Participant's deferral election will terminate if the Committee determines that the Participant is no longer eligible to participate in the Plan or that revocation of a Participant's eligibility is necessary or desirable in order for the Plan to qualify under ERISA as a plan of deferred compensation for a select group of management or highly compensated employees.

ARTICLE IV. DIRECTOR DEFERRED COMPENSATION

Section 4.01. Application.

This Article IV applies only to Directors.

Section 4.02. Deferrals Of Director Fees.

(a)   Amount. A Director may elect, in such form and manner as the Committee may prescribe, to defer payment of a portion of the Director Fees that would otherwise be paid in cash to the Director. A Director's election shall specify the percentage (in increments of 1% to a maximum of 100%) of the Director Fees that the Director wishes to defer.

(b)   Initial Deferral Election. In the case of a Director who has become eligible for participation in the Plan for the first time (and who has not previously been designated as being eligible for participation in another deferred compensation plan that is required to be aggregated with this Plan for purposes of Code Section 409A), and who completes a deferral election within 30 days of becoming eligible to participate in the Plan, the Director's validity executed deferral election shall become effective with respect to services to be performed starting with the first pay period commencing after the date the election is filed with the Committee. If the Director does not submit an initial deferral election during the initial 30 day election period, the Director may thereafter elect to defer the payment of Director Fees by submitting a validly executed deferral election to the Committee, but the election shall become effective and shall apply only to Directors Fees for the calendar year following the calendar year in which the election is received and accepted by the Committee. A Director's deferral election, once effective, shall remain in effect until modified by the Director in accordance with subsection (c) below or otherwise revoked in accordance with Plan rules.

(c)   Revised Deferral Election. Except to the extent that the Committee is permitted (and elects) to give earlier effect to a Director's revocation or revision to his or her deferral election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, a Director's deferral election, once effective with respect to a calendar year, may not be modified or revoked with respect to Director Fees for that calendar year. A Director may modify his or her then current deferral election by filing a revised deferral election form, properly completed and signed, with the Committee. However, except to the extent that the Committee is permitted (and elects) to give earlier effect to a Participants revision to his or her deferral election in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, the revised election will be effective with respect to Director Fees for the calendar year following the calendar year during which the revised election is received and accepted by the Committee. A Director's revised deferral election, once effective, shall remain in effect until again modified by the Director in accordance with this subsection (c) or otherwise revoked in accordance with Plan rules.

(d)   Director Fees Paid Following Year End For the Period That Includes December 31. For purposes of applying a Director's deferral election, Director Fees paid after

December 31 of a calendar year that are attributable solely to services performed during the period that includes December 31, if paid in accordance with the normal timing arrangement by which a Participating Employer compensates Directors for services rendered, is treated as Director Fees for services performed in the subsequent calendar year, even though part or all of the Director's services might have been performed in the prior calendar year.

Section 4.03. Director Deferred Stock Units.

The Board may from time to time direct that a portion of the remuneration to be earned by a Director for service on the Board shall be credited under this Plan in the form of Stock Units. Effective January 1, 2011, any such grant of Stock Units under this Section 4.03 shall be made under the Omnibus Plan, shall be subject to all of the rules of the Omnibus Plan and shall be charged against the pool of shares available under the Omnibus Plan, but unless otherwise determined by the Board at the time of grant, shall be credited (for record-keeping purposes) under this Plan and shall be subject to the distribution provisions of this Plan. Except to the extent that the Committee is permitted (and elects) to give earlier effect to a direction in accordance with regulations promulgated by the Secretary of the Treasury under Code Section 409A, any such direction shall be effective with respect to remuneration to be earned by the Director on and after January 1 of the calendar year following the date of such direction, and shall continue in effect through December 31 of the calendar year in which modified or revoked by a subsequent direction of the Board. The provisions of this Section 4.03 shall not apply to Stock Units credited as a result of a Director's deferral of cash fees pursuant to Section 4.02.

Section 4.04. Involuntary Termination of Deferral Elections.

A Director's deferral elections shall be automatically revoked upon the Director's termination of service with the Participating Employers, unless the Committee determines otherwise in accordance with Code Section 409A.

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ARTICLE V. PARTICIPANT ACCOUNTS, RESERVE ACCOUNT A, RESERVE ACCOUNT B, AND STOCK UNITS ACCOUNTS

Section 5.01. Participant Accounts.

A record keeping Account will be maintained to record the interest of each Participant under the Plan. An Account is established for record keeping purposes only and not to reflect the physical segregation of assets on the Participant's behalf. A Participant's Account will consist of separate balances to record a Participant's interest in each of the Investment Options, and to record the portion of a Participant's overall Account that is attributable to deferrals and contribution credits made and vested prior to January 1, 2005, together with any earnings or loss thereon through the date of distribution from the Plan (the "Pre-2005 Account"), and the portion of the Participant's overall Account that is attributable to deferrals and contribution credits made or vested after December 31, 2004, together with any earnings or loss thereon through the date of distribution from the Plan (the "Post-2004 Account"). Further, a Participant's Account will consistent of separate balances to record the portion of a Participant's overall Account that is attributable to credits under Sections 3.06, 3.07 or 5.05, or any other credits, that are subject to a vesting schedule. The Committee (or its delegate) may direct that a Participant's Account include such additional sub-accounts and balances as the Committee (or its delegate) may determine to be necessary or appropriate.

Section 5.02. Reserve Account A.

(a)   Limited Purpose Account. Reserve Account A is limited to compensation or director fees attributable to employment or service with Wisconsin Public Service Corporation and that were deferred by a Participant prior to January 1, 1996, together with attributed earnings on such deferrals. Except for attributed earnings as described below, no further deferrals, contributions or credits of any kind will be made to this account on behalf of a Participant, nor may a Participant transfer amounts from another Investment Option to Reserve Account A. A Participant may transfer amounts credited to Reserve Account A to another available Investment Option, but the transferred amount may not subsequently be transferred back to Reserve Account A.

(b)   Crediting of Interest Equivalent. Reserve Account A will be credited with an interest equivalent on the balance in the account from time to time during the year. Unless the Committee prescribes an alternate method, the annual interest equivalent rate (on a non-compounded basis) will be the greater of:

(i)   six percent (6.0%); or

(ii)   a rate equal to the consolidated return on common shareholders' equity of the Company and all consolidated subsidiaries (ROE); provided, however, that unless the Committee determines otherwise, this Paragraph (ii) will not apply to a Participant following termination of

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employment if the Participant's termination of employment with the Company and its Affiliates occurs prior to attainment of age fifty-five (55) and prior to the occurrence of a Change in Control (as defined in Section 10.01). For the months of April through September, ROE means the consolidated return on equity of the Company and all consolidated subsidiaries for the twelve (12) months ended on the preceding February 28 (or 29) as calculated pursuant to the Company's standard accounting procedure for financial reporting to shareholders. For the months October through March, ROE means return on equity as described above for the twelve (12) months ended on the preceding August 31.

(c)   Revised Rate. Subject to Article X, the Committee may revise the interest equivalent rate or the manner in which it is calculated, but in no event shall the rate be less than six percent (6%) per annum. Any such revised rate shall be effective with the calendar month following such action by the Committee.

Section 5.03. Reserve Account B.

(a)   Availability. Reserve Account B is an available Investment Option only with respect to eligible deferrals or contribution credits made prior to April 1, 2008. Effective April 1, 2008, Reserve Account B is closed to new deferrals, contribution credits, or transfers from another Investment Option. A Participant may transfer amounts credited to Reserve Account B to another available Investment Option, but the transferred amount may not subsequently be transferred back to Reserve Account B.

(b)   Crediting of Interest Equivalent. Reserve Account B will be credited with an interest equivalent on the balance in the account from time to time during the year. Unless the Committee prescribes an alternate method, the annual interest equivalent rate (on a non-compounded basis) will be the greater of:

(i)   six percent (6.0%); or

(ii)   a rate equal to seventy percent (70%) of the consolidated return on common shareholders equity of the Company and all consolidated subsidiaries (ROE); provided, however, that unless the Committee determines otherwise, this Paragraph (ii) will not apply to a Participant following termination of employment if the Participant's termination of employment with the Company and its Affiliates occurs prior to attainment of age fifty-five (55) and prior to the occurrence of a Change in Control (as defined in Section 10.01). For the months of April through September, ROE means the consolidated return on equity of the Company and all consolidated subsidiaries for the

twelve (12) months ended on the preceding February 28 (or 29) as calculated pursuant to the Company's standard accounting procedure for financial reporting to shareholders. For the months October through March, ROE means return on equity as described above for the twelve (12) months ended on the preceding August 31.

(c) <u>Revised Rate</u>. Subject to Article X, the Committee may revise the interest equivalent rate or the manner in which it is calculated, but in no event shall the rate be less than six percent (6%) per annum. Any such revised rate shall be effective with the calendar month following such action by the Committee.

<u>Section 5.04. Integrys Stock Units</u>.

(a) <u>Locked and Discretionary Stock Units</u>. For purposes of the Plan, the term "Locked Stock Units" refers to the portion of a Participant's Account that has been credited to the Plan in the form of Integrys Stock Units with respect to which the Participant is not able to exercise investment discretion or otherwise cause such amounts to be transferred to an alternate Investment Option. The term "Discretionary Stock Units" refers to the portion of a Participant's Account that, at any point in time, is deemed to be invested in Integrys Stock Units, but the Participant is permitted, in accordance with the rules of the Plan, to exercise investment discretion with respect to such amounts or to cause such amounts to be transferred to an alternate Investment Option. The Locked Stock Units are described in subsection (b) below. The Discretionary Stock Units are all Stock Units credited to the Participant's Account, other than the Locked Stock Units.

(b) <u>Locked Stock Units</u>. The following are Locked Stock Units, meaning that the Participant is not able to exercise investment discretion, either with respect to the Stock Units that may be credited to the Participant's Account from these sources, or with respect to any additional Stock Units that are credited as a result of the deemed payment of dividends or other distributions on such Stock Units:

(i) Stock Units attributable to deferrals or contribution credits made prior to June 30, 2001 that, at the time of the deferral or contribution credits, were allocated to a Stock Unit Account ("Prior Plan Stock Units").

(ii) Stock Units attributable to Annual Bonus Deferrals made after June 30, 2001 and prior to April 1, 2008, if the Participant received the five percent (5%) premium for Annual Bonus Awards irrevocably directed to a Stock Unit Account ("Incentive Stock Units").

(iii) Stock Units attributable to deferral of Omnibus Plan performance shares the final award for which was made after June 30, 2001 and prior to April 1, 2008 ("Incentive Stock Units").

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(iv)   Stock Units attributable to deferral of Omnibus Plan restricted stock that became vested prior to April 1, 2008 ("Restricted Stock Units").

(v)   Stock Units attributable to deferral of Omnibus Plan restricted stock with vesting dates after March 31, 2008, but only until the date on which the Participant becomes vested in such Stock Units. When the Participant's interest in the Stock Units becomes vested, such Stock Units will become Discretionary Stock Units.

(vi)   Stock Units attributable to matching contribution credits made with respect to periods prior to January 1, 2008 under Section 3.05 ("Matching Contribution Stock Units").

(vii)   Stock Units attributable to the portion of a Director's compensation that, in accordance with Section 4.03, is automatically deemed to be invested in Stock Units with no ability on a part of an individual Director to elect an alternate form of deemed investment ("Director Stock Units").

(viii) Any amounts credited in the form of Stock Units under a predecessor deferred compensation plan (including, without limitation, the deferred compensation plans of Peoples Energy Corporation), if the Participant did not have the right, under such predecessor plan, to direct that the amount be transferred to an alternate deemed investment.

(ix)   Any other Stock Units that the Committee directs be treated as Locked Stock Units or that are required to be treated as Locked Stock Units pursuant to the terms of the employment contract, incentive program or other plan that sets forth the Participant's entitlement to be credited with Stock Units under the Plan.

(c)   Crediting of Stock Units.

(i)   Awards or Credits Already Expressed in the Form of Integrys Stock. With respect to any amount that is being credited under the Plan in the form of Stock Units and that, immediately prior to being credited to the Participant's Stock Unit Account, is already expressed as an award of shares of Integrys Stock, e.g., Omnibus Plan performance shares or restricted stock awards, the Participant will be credited, on a one-for-one basis, with a number of Stock

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Units equal to the number of shares of Integrys Stock that are being deferred or credited under the Plan.

(ii)   Conversion of Other Awards or Credits to Stock Units. With respect to any amount that is being credited under the Plan in the form of Stock Units and that, immediately prior to being credited to the Participant's Stock Unit Account, is not expressed in the form of shares of Integrys Stock, the amount of the deferral or credit shall be converted, for record-keeping purposes, into whole and fractional Stock Units, with fractional units calculated to four decimal places. Except as provided in subparagraph (iii) below with respect to Director Stock Units under Section 4.03, the conversion shall be accomplished by dividing the amount of the deferral or credit by the closing price of a share of Integrys Stock on the date on which the deferral or credit would otherwise have been paid to the Participant, as reported in the Wall Street Journal's New York Stock Exchange Composite Transaction listing.

(iii)   Special Rule for Certain Director Stock Units. All Stock Unit amounts directed by the Board in accordance with Section 4.03, for which the Director is not able to elect an alternate form of deemed investment, shall be credited to the Director's Account in the form of Stock Units. If the Board directs that a Director be credited with a prescribed number of Stock Units, the number of units so prescribed shall be credited to the Director's Account as of January 1 of the calendar year following the date of the Board's direction or at such other time as the Board may prescribe consistent with Code Section 409A. If the Board directs that the Director be credited with Stock Units with a prescribed value, the amount or value prescribed by the Board will be converted, for record keeping purposes, into whole and fractional Stock Units as of January 1 of the calendar year following the date of the Board's direction, or at such other time as the Board may prescribe consistent with Code Section 409A, with fractional units calculated to four decimal places. The conversion shall be accomplished by dividing the amount or value designated by the Board by the closing price of a share of Integrys Stock on the business day immediately preceding the January 1 crediting date, as reported in the Wall Street Journal's New York Stock Exchange Composite Transactions listing; provided that if the Board directs, consistent with Code Section 409A, that the Stock Units should be determined as of a date other than January 1, the conversion of the amount or

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value designated by the Board shall be determined based upon the closing price of a share of Integrys Stock on the date designated by the Board, or if that date is not a business day, on the immediately preceding business day.

(d) Crediting of Additional Stock Units For Deemed Dividends and Similar Distributions. Any dividends (or similar distribution) that would have been payable on the Stock Units credited to a Participant's Stock Unit Account had such Stock Units been actual shares of Integrys Stock, if not already expressed in the form of shares of Integrys Stock or shares in another entity, shall be converted, for record keeping purposes, into whole and fractional Stock Units, with fractional units calculated to four decimal places. The conversion shall be accomplished by dividing the amount of the dividend or distribution by the closing price of a share of Integrys Stock on the payment date for the dividend or distribution.

(e) Conversion from Stock Units to Another Investment Option. If a Participant elects under Section 6.01(d) to transfer all or any portion of his or her Discretionary Stock Units to an alternate Investment Option, the Stock Units to which such election relates shall be converted, for record keeping purposes, from Stock Units into an amount that is equal to the product obtained by multiplying the number of such Stock Units that are being transferred by the closing price of a share of Integrys Stock, on the effective date of such investment transfer, as reported in the Wall Street Journal's New York Stock Exchange Composite Transaction listing.

(f) Securities Law Restrictions. Notwithstanding anything to the contrary herein, all transfer elections under Section 6.01(d) by a Participant who is subject to Section 16 of the Exchange Act are subject to review by the Committee prior to implementation. Further, the following transfer transactions under Section 6.01(d) by a Participant who is subject to Section 16 of the Exchange Act are prohibited: (i) elections to transfer the deemed investment of the affected Participant's Account into Stock Units within six (6) months of an election to reallocate deemed investments out of Stock Units; and (ii) elections to transfer the deemed investment of the affected Participant's Account out of Stock Units within six (6) months of an election to reallocate deemed investments into Stock Units (collectively, "Prohibited Transactions"). All Prohibited Transactions are void. In accordance with Section 11.02, the Committee may restrict additional transactions, or impose other rules and procedures, to the extent deemed desirable by the Committee in order to comply with the Exchange Act, including, without limitation, application of the review and approval provisions of this Section 5.04(f) to Participants who are not subject to Section 16 of the Exchange Act.

Section 5.05. Special Rules Applicable to Restricted Stock or Stock Unit Deferrals.

Unless otherwise determined by the Committee, the Participant's interest in Stock Units attributable to a deferral of an Omnibus Plan restricted stock or restricted stock unit award shall be subject to the same vesting or forfeiture conditions to which the Participant would have been subject if the Participant had received the restricted stock directly rather than electing to defer delivery of such shares. Similarly, except with respect to dividend (or other distribution) credits that the Committee has determined are at all times fully vested and therefore are to be credited to a special Restricted Stock Dividend Account, the dividend (or distribution) credit shall be credited to the Participant in the form of additional Stock Units, in accordance with

Section 5.04(d), and such additional Stock Units shall be subject to the same vesting or forfeiture conditions as apply with respect to the underlying Integrys Stock Units on which the dividend (or distribution) credit is based.

ARTICLE VI. ACCOUNTING AND HYPOTHETICAL INVESTMENT ELECTIONS

Section 6.01. Hypothetical Investment of Participant Accounts.

(a)   Deemed Investment of All Deferrals and Contribution Credits Other Than Deferrals of Restricted Stock.

(i)   In accordance with uniform rules prescribed by the Committee, each Participant shall designate, in writing or in such other manner as the Committee may prescribe, how deferrals and other authorized contribution credits made while the designation is in effect, other than deferrals of restricted stock, are credited among the Investment Options. When selecting more than one Investment Option, the Participant shall designate, in whole multiples of 1% or such other percentage determined by the Committee, the percentage to be credited to each of the available Investment Options. If the Participant fails to make a timely and complete investment designation, the deferrals or other contribution credits for which there is not · a valid investment election shall be credited to the same "lifecycle" fund that is or would be the default investment option for the Participant under the qualified defined contribution plan in which the Participant is eligible, or is such other Investment Option specified by the Committee for this purpose.

(ii)   For purposes of crediting a Participant's deferral of an Omnibus Plan performance share award, or other award that is expressed in shares of Integrys Stock, among the Investment Options, the following rules shall apply. With respect to the portion of the award that the Participant allocates into Stock Units, the Participant will be credited with Stock Units, on a one-for-one basis, in accordance with Section 5.04(c)(i). With respect to the portion of the award that the Participant allocates to Investment Option(s) other than Stock Units, the amount to be credited to each Investment Option other than Stock Units will be determined by multiplying the number of shares of Integrys Stock that corresponds to the portion of the award that the Participant has allocated to that Investment Option by the closing price of a share of Integrys Stock on the date on which the deferral or credit would otherwise have been paid to the Participant, as reported in the Wall Street Journal's New York Exchange Composite Transaction listing.

(iii) A Participant's investment election or deemed investment election shall become effective for deferrals and other contribution credits beginning with the first payroll period commencing or payment date occurring on or after the date on which the election is received and accepted by the Committee, or such other date established by the Committee for this purpose, and shall remain in effect for all future deferrals and contribution credits unless and until modified by a subsequent election that becomes effective in accordance with the rules of this subsection. The Participant's election under this Section 6.01(a) governs the deemed investment of deferrals and contribution credits made while the Participant's election is in effect. A Participant's ability to transfer amounts that are deemed to be invested in one Investment Option to another Investment Option is governed by Section 6.01(d).

(b) <u>Deemed Investment of Restricted Stock Deferrals</u>. Restricted stock deferrals are credited to the Plan in the form of Locked Stock Units until vested, at which time such Stock Units will become Discretionary Stock Units. The Participant is not permitted to make an investment election with respect to Locked Stock Units or to cause Locked Stock Units to be transferred to an alternate Investment Option. A Participant may transfer Discretionary Stock Units to an alternate Investment Option in accordance with Section 6.01(d).

(c) <u>Allocation of Deemed Investment Gain or Loss</u>. On each day that the New York Stock Exchange is open for business, or at such other times as the Committee may prescribe (the "Valuation Date"), the Account of each Participant will be credited (or charged) based upon the investment gain (or loss) that the Participant would have realized with respect to his or her Account since the immediately preceding Valuation Date had the Account been invested in accordance with the terms of the Plan and where applicable, the Participant's election. Subject to the special rules set forth in Article V with respect to Reserve Account A, Reserve Account B, and Integrys Stock Units, the credit (or charge) shall be the sum, separately calculated for each of the Investment Options, of the product obtained by multiplying (i) the portion (if any) of the Participant's Account as of the immediately prior Valuation Date that is deemed to have been invested in each Investment Option, and (ii) the rate of return experienced by that Investment Option since the immediately preceding Valuation Date. The Committee, in its discretion, may prescribe alternate rules for the valuation of Participant Accounts, including, without limitation, the application of unit accounting principles.

(d) <u>Reallocation of Account</u>. Subject to such restrictions as may be in effect or implemented pursuant to Section 5.04(f), and in accordance with rules prescribed by the Committee (which may include limitations on the timing or frequency of reallocation transactions initiated by some or all Participants), each Participant may elect to reallocate his or her Account (other than Locked Stock Units) among the available Investment Options; provided that no amounts may be allocated to Reserve Account A or Reserve Account B. When selecting more than one Investment Option, the Participant shall designate, in whole multiples of 1% or such other percentage determined by the Committee, the percentage of his or her available

Account that is deemed to be invested in each available Investment Option after the investment reallocation is given effect. Once effective, a Participant's reallocation shall remain in effect unless and until modified by a subsequent election that becomes effective in accordance with the rules prescribed by the Committee. Other than a reallocation of a Participant's Account pursuant to a revised investment election submitted by the Participant, the deemed investment allocation of a Participant will not be adjusted to reflect differences in the relative investment return realized by the various hypothetical Investment Options that the Participant has designated.

Section 6.02. Accounts are For Record Keeping Purposes Only.

Plan Accounts and the record keeping procedures described herein serve solely as a device for determining the amount of benefits accumulated by a Participant under the Plan, and shall not constitute or imply an obligation on the part of a Participating Employer to fund such benefits. Each Participating Employer shall record on its books the amount of deferrals of compensation made hereunder (as adjusted for gains and losses thereon) by a Participant that are attributable to the services performed by such Participant for such Participating Employer and the Participating Employer shall be responsible for the payment thereof. In any event, a Participating Employer may, in its discretion, set aside assets and/or contribute to the Trust assets equal to part or all of such account balances that are attributable to it and invest such assets in Integrys Stock, life insurance or any other investment deemed appropriate. Any such assets held by a Participating Employer or the Trust shall be and remain the sole property of the Participating Employer or the Trust, as applicable, and except to the extent that the Trust authorizes a Participant to direct the trustee with respect to the voting of Integrys Stock held in the Trust, a Participant shall have no proprietary rights of any nature whatsoever with respect to such assets.

ARTICLE VII. DISTRIBUTION OF PRE-2005 ACCOUNT

Section 7.01. Distribution Election.

(a) Election. A Participant, at the time he or she commenced participation in the Plan, made a distribution election with respect to his or her Pre-2005 Account. The election specified the distribution commencement date, the distribution period, and the distribution method applicable following the Participant's death. Any such election was required to be consistent with the following rules (or if the Participant failed to make a selection with respect to a particular item, in accordance with the default rules set forth below):

  (i) Distribution Commencement Date. Unless the Participant has selected a later commencement date, which in no event shall be later than the first distribution period following the Participant's attainment of age 72, distribution of a Participant's Pre-2005 Account will commence either (A) within 60 days following the end of the calendar year in which the Participant terminates employment or service from the Company and all Affiliates, or (B) if determined by the Committee to be consistent with the "grand-father" rules of Code Section 409A and if directed by the Committee for purposes of creating administratively consistency between the distribution provisions of Articles VII and VIII, within 60 days following the end of the calendar year in which occurs the 6 month anniversary of the date on which the Participant terminates employment or service from the Company and all Affiliates. For purposes of this Plan, a Participant who is Disabled shall be deemed to have retired or terminated at the conclusion of benefits under all disability income plans sponsored by a Participating Employer or to which a Participating Employer contributes, unless otherwise determined by the Committee.

  (ii) Distribution Period. Distributions will be made in 1 to 15 annual installments, as elected by the Participant.

  (iii) Distribution of Remaining Account Following Participant's Death. In the event of the Participant's death, the Participant's remaining undistributed interest will be distributed to the Participant's Beneficiary in accordance with the distribution election (single sum payment or installments) elected by the Participant. If the Participant had elected a single sum, the payment shall be made no later than March 1 following the calendar year in which occurs the Participant's death. If the Participant had

elected an installment distribution, (A) any installments previously commenced to the Participant shall continue to the Beneficiary and (B) if installment distributions had not commenced as of the date of the Participant's death, payments over the installment period elected by the Participant shall commence to the Beneficiary no later than March 1 following the calendar year in which occurs the Participant's death.

(b)   Effectiveness of Election. A distribution election shall be deemed made only when it is received and accepted as complete by the Committee, and shall remain in effect until modified by the Participant in accordance with Section 7.02 below or otherwise revoked in accordance with Plan rules.

Section 7.02. Modified Distribution Election.

A Participant may from time to time modify his or her distribution election by filing a revised distribution election, properly completed and signed, with the Committee. However, a revised distribution election will be given effect only if the Participant remains employed by a Participating Employer for twelve (12) consecutive months following the date that the revised election is received and accepted as complete by the Committee.

Section 7.03. Calculation of Annual Distribution Amount.

(a)   Pre-2001 Retirees. For any Participant who retired or terminated employment or service prior to January 1, 2001, distribution of the Participant's Account will be calculated and made under the distribution provisions of the Plan applicable to the Participant on the date of the Participant's retirement or termination of employment or service.

(b)   Post-2000 Retirees. For a Participant who retires or terminates employment or service after December 31, 2000, the annual distribution amount for the Pre-2005 Account, unless the Committee specifies a different or alternate method and such different or alternate method does not result in the imposition of tax under Code Section 409A, shall be calculated as follows:

(i)   The annual distribution amount for the Participant's Pre-2005 Account, other than the portion of the Pre-2005 Account that is deemed to be invested in Stock Units (the "Distributable Account"), shall be determined by dividing (A) the aggregate balance in the Distributable Account as of January 1 of the year for which the distribution is being made, by (B) the number of installment payments remaining to be made under the distribution period selected by the Participant. Distributions shall be made in cash. The amount of any distribution under this Paragraph (i) will be charged pro-rata against the Participant's interest in each

Investment Option comprising the Distributable Account. Notwithstanding the foregoing, the last installment payment of the Distributable Account shall be adjusted to take into account deemed investment gains or losses for the period between the January 1 valuation date and the date of actual payment according to such methods and procedures adopted by the Committee.

(ii)   The annual distribution amount for the portion of the Participant's Pre-2005 Account that is credited in the form of Stock Units shall be determined on a share basis by dividing (A) the number of Integrys Stock Units as of January 1 of the year for which the distribution is being made (subject to subsequent adjustment under Section 9.02), by (B) the number of installment payments remaining to be made under the distribution period selected by the Participant. The Participant will receive shares of Integrys Stock equal to the annual distribution amount, subject only to the distribution of cash in lieu of any fractional Integrys Stock Unit. The cash payment for any fractional Integrys Stock Unit shall be determined based upon the closing price of a share of Integrys Stock on January 21 of the year in which the distribution is being made, as such share price is reported in the Wall Street Journal's New York Stock Exchange Composite Transactions listing. If January 21 falls on a Saturday, Sunday or holiday, the calculation of the cash portion of the distribution will be made based upon the closing price as reported for the immediately preceding business day.

Section 7.04. Time of Distribution.

Subject to the provisions of Sections 9.02 and 10.02, each distribution of Integrys Stock made to a Participant (or Beneficiary) shall be distributed on January 22 (or if January 22 falls on a Saturday, Sunday or holiday, the following business day). For distribution and tax reporting purposes, the value of Integrys Stock distributed shall equal the number of shares distributed multiplied by the closing price of Integrys Stock on January 21 (or if January 21 falls on a Saturday, Sunday or holiday, the preceding business day) of the year in which the distribution is being made as reported in the Wall Street Journal's New York Stock Exchange Composite Transaction listing. The cash portion of any distribution will be made no later than March 1 of the year for which the distribution is being made.

Section 7.05. Single Sum Distribution at the Committee's Option.

(a)   In the case of a Participant whose employment with the Company and its Affiliates is involuntarily terminated by the Company or an Affiliate, or whose employment with

the Company and its Affiliates is mutually terminated in accordance with a separation agreement and release between the Company or an Affiliate and such Participant, the Committee may (but need not) direct that the Participant's Pre-2005 Account be distributed in the form of a single sum payment in lieu of distribution over any installment distribution period that would otherwise apply. If so directed by the Committee, the single sum distribution shall be made in cash and/or shares of Integrys Stock (as determined in accordance with Section 7.03) and shall be made at the time specified in Section 7.04.

(b)   In the case of any other Participant or Beneficiary whose Pre-2005 Account has a value of $100,000 or less as of the valuation date that immediately precedes the date on which distribution would first be made to the Participant or Beneficiary, the Committee may (but need not) direct that the Participant's Pre-2005 Account be distributed in the form of a single sum payment in lieu of any installment distribution period that would otherwise apply. If so directed by the Committee, the single sum distribution shall be made in cash and/or shares of Integrys Stock (as determined in accordance with Section 7.03) and shall be made at the time specified in Section 7.04.

ARTICLE VIII. DISTRIBUTION OF POST-2004 ACCOUNT

Section 8.01. Distribution Election.

(a)   Election. A Participant, on or before December 31, 2008 or if later, at the time he or she commences participation in the Plan, shall make a distribution election with respect to his or her Post-2004 Account (other than the portion of the Post-2004 Account, if any, that is described in subsection (c) below). The election shall be in such form as the Committee shall prescribe, and shall specify the distribution commencement date, the distribution period, and the distribution method applicable following the Participant's death. Any such election shall be consistent with the following rules (or if the Participant fails to make a selection with respect to a particular item, in accordance with the default rules set forth below):

(i)   Distribution Commencement Date. Unless the Participant has selected a later commencement date, distribution of a Participant's Post-2004 Account will commence within 60 days following the end of the calendar year in which occurs the 6 month anniversary of the Participant's Separation from Service.

(ii)   Distribution Period. Distributions will be made in 1 to 15 annual installments, as elected by the Participant. The default is 10 annual installments. For purposes of applying the rules of Code Section 409A, a Participant's election of annual installments is treated as an election of a single form of payment rather than an election of multiple separate payments.

(iii)   Distribution of Remaining Account Following Participant's Death. In the event of the Participant's death, the Participant's remaining undistributed interest in his or her Post-2004 Account will be distributed to the Participant's Beneficiary in accordance with the distribution election (single sum payment or installments) elected by the Participant. If the Participant had elected a single sum, the payment shall be made no later than March 1 following the calendar year in which occurs the Participant's death. If the Participant had elected an installment distribution, (A) any installments previously commenced to the Participant shall continue to the Beneficiary and (B) if installment distributions had not commenced as of the date of the Participant's death, payments over the installment period elected by the Participant shall commence to the Beneficiary no later than March 1 following the calendar year in which occurs the Participant's death.

(b)   Effectiveness of Election. A distribution election shall be deemed made only when it is received and accepted as complete by the Committee, and shall remain in effect until modified by the Participant in accordance with Section 8.02 below or otherwise revoked in accordance such circumstances as the Plan is permitted (and elects) to accept without resulting in the imposition of tax under Code Section 409A.

(c)   Coordination With Distributions Under Pension Restoration and Supplemental Retirement Plan. In the case of a Participant who receives credits under this Plan that constitute Special Defined Contribution Credits (as that term is defined in the Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan), the Participant's actual or deemed distribution election shall not apply to the portion of the Participant's Post-2004 Account that is attributable to Special Defined Contribution Credits (together with any earnings or loss thereon). The portion of a Participant's Post-2004 Account that is attributable to Special Defined Contribution Credits (together with any earnings or loss thereon) will be distributed in accordance with the Participant's actual or deemed distribution election under the Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan. With respect to any Participant who receives Special Contribution Credits, any references in this Article VIII to the Participant's Post-2004 Account shall mean the Participant's Post-2004 Account, exclusive of such Special Contribution Credits (and any earnings or loss thereon).

Section 8.02. Modified Distribution Election.

A Participant may from time to time modify his or her distribution election with respect to his or her Post-2004 Account by filing a revised distribution election, properly completed and signed, with the Committee. However, except to the extent permitted under regulations promulgated by the Secretary of the Treasury under Code Section 409A, a revised distribution election must comply with the following rules:

(a)   The revised distribution election may not accelerate the time of payment in violation of Code Section 409A. For example, a revised distribution election may not elect a distribution commencement date earlier than the distribution commencement date applicable under the Participant's prior distribution election. A revised election that does not comply with these rules will be null and void, and will be disregarded by the Plan.

(b)   The revised distribution election may (i) change the form of payment from a single sum payment to installment distributions, (ii) from installment distributions to a single sum distribution, (iii) from one installment period to a different installment period, or (iv) defer the distribution commencement date, and such a revised election will be given effect 12 months after the date on which the election is made, but only if (i) the revised election is made at least 12 months prior to the date on which payment would be made or commence in the absence of the revised election, and (ii) in the case of any election other than one related to payment on account of Disability or death, the first payment that is made pursuant to the revised election is deferred for at least 5 years from the date payment would otherwise have been made. For purposes of Code Section 409A, the installment payment option is considered to be a single form of payment rather than a series of independent payments. A revised election that does not comply with these rules will be null and void, and will be disregarded by the Plan.

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Section 8.03. Calculation of Annual Distribution Amount.

The annual distribution amount for the Post-2004 Account shall be calculated as follows:

(a)   The annual distribution amount for the Participant's Post-2004 Account, other than the portion of the Post-2004 Account that is deemed to be invested in Stock Units (the "Distributable Account"), shall be determined by dividing (A) the aggregate balance in the Distributable Account as of January 1 of the year for which the distribution is being made, by (B) the number of installment payments remaining to be made under the distribution period selected by the Participant. Distributions shall be made in cash. The amount of any distribution under this subsection (a) will be charged pro-rata against the Participant's interest in each Investment Option comprising the Distributable Account. Notwithstanding the foregoing, the last installment payment of the Distributable Account shall be adjusted to take into account deemed investment gains or losses for the period between the January 1 valuation date and the date of actual payment according to such methods and procedures adopted by the Committee.

(b)   The annual distribution amount for the portion of the Participant's Post-2004 Account that is credited in the form of Stock Units shall be determined on a share basis by dividing (A) the number of Integrys Stock Units as of January 1 of the year for which the distribution is being made (subject to subsequent adjustment under Section 9.02), by (B) the number of installment payments remaining to be made under the distribution period selected by the Participant. The Participant will receive shares of Integrys Stock equal to the annual distribution amount, subject only to the distribution of cash in lieu of any fractional Integrys Stock Unit. The cash payment for any fractional Integrys Stock Unit shall be determined based upon the closing price of a share of Integrys Stock on January 21 of the year in which the distribution is being made, as such share price is reported in the Wall Street Journal's New York Stock Exchange Composite Transactions listing. If January 21 falls on a Saturday, Sunday or holiday, the calculation of the cash portion of the distribution will be made based upon the closing price as reported for the immediately preceding business day.

Section 8.04. Time of Distribution.

Subject to the provisions of Sections 9.02 and 10.02, each distribution of Integrys Stock made to a Participant (or Beneficiary) shall be distributed on January 22 (or if January 22 falls on a Saturday, Sunday or holiday, the immediately following business day). For distribution and tax reporting purposes, the value of Integrys Stock distributed shall equal the number of shares distributed multiplied by the closing price of Integrys Resources Stock on January 21 (or if January 21 falls on a Saturday, Sunday or holiday, the immediately preceding business day) of the year in which the distribution is being made as reported in the Wall Street Journal's New York Stock Exchange Composite Transaction listing. The cash portion of any distribution will be made no later than March 1 of the year for which the distribution is being made.

Section 8.05. Automatic Single Sum Distribution.

In the case of any Participant or Beneficiary whose Post-2004 Account has a value equal to or less than the applicable dollar amount under Code Section 402(g)(1)(B), e.g., $15,500 for 2008, the Participant's Post-2004 Account will be distributed in the form of a single sum payment on the date on which distributions would otherwise commence, and such single sum payment shall be in lieu of any installment distribution period that would otherwise apply. Unless otherwise directed by the Committee, the single sum distribution shall be made in cash and/or shares of Integrys Stock (as determined in accordance with Section 8.03). The foregoing rule shall apply only if (1) the payment results in the termination of liquidation of the Participant's entire interest in his or her Post-2004 Account and his or her entire interest in all other plans, programs or arrangements that are required to be aggregated with the Participant's Post-2004 Account for purposes of Code Section 409A, and (2) the payment is not greater than the applicable dollar amount under Code Section 402(g)(1)(B).

Section 8.06. Distributions For Employment Tax Obligations.

(a)   Notwithstanding the time or schedule of payments otherwise applicable to the Participant, the Committee may direct that distribution from a Participant's Account be made (i) to pay the Federal Insurance Contributions Act ("FICA") tax imposed under Code Sections 3101, 3121(a) and 3121(v)(2) with respect to compensation deferred under the Plan, (ii) to pay the income tax at source on wages imposed under Code Section 3401 or the corresponding withholding provisions of applicable state, local, or foreign tax laws as a result of the payment of FICA taxes, and (iii) to pay the additional income tax at source on wages attributable to the "pyramiding" of Code Section 3401 wages and taxes; provided that the total amount distributed under this provision must not exceed the aggregate of the FICA tax and the income tax withholding related to such FICA tax. In addition or in the alternative, the Committee may direct that all FICA taxes owed in connection with any allocation hereunder be withheld from other compensation owed to the Participant.

(b)   The amount actually distributed to the Participant in accordance with the time or schedule of payments applicable to the Participant will be reduced by applicable tax withholding except to the extent such withholding requirements previously were satisfied in accordance with subsection (a) above.

ARTICLE IX. RULES WITH RESPECT TO INTEGRYS STOCK
AND INTEGRYS STOCK UNITS

Section 9.01. Relationship to Shares Authorized Under Omnibus Plan.

Distribution of shares of Integrys Stock that are attributable to LTIP Deferrals that relate to an award that was made under the Omnibus Plan (or that relate to Director Deferred Stock Units granted on or after January 1, 2011 under Section 4.03) will be charged against the pool of available shares under the Omnibus Plan, i.e., the plan under which the share award was originally granted and from which the share award would have been paid except for the Participant's election (or the Board's direction) to defer delivery of the shares.

Section 9.02. Transactions Affecting Integrys Stock.

In the event of any merger, share exchange, reorganization, consolidation, recapitalization, stock dividend or stock split involving Integrys Stock, or other event in which Integrys Stock is subdivided or combined, or a cash dividend the amount of which, on a per share basis, exceeds, fifteen percent (15%) of the fair market value of a share of Integrys Stock at the time the dividend is declared, or the Company shall effect any other dividend or other distribution of Integrys Stock that the Board determines by resolution is extraordinary or special in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization of Integrys Stock or words of similar import, or any other event shall occur, which, in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, the Committee shall make appropriate equitable adjustments with respect to the Integrys Stock Units (if any) credited to the Account of each Participant. The nature of any such adjustment shall be determined by the Committee, in its discretion.

Section 9.03. No Shareholder Rights With Respect to Integrys Stock Units.

Participants shall have no rights as a stockholder pertaining to Integrys Stock Units credited to their Accounts. No Integrys Stock Unit nor any right or interest of a Participant under the Plan in any Integrys Stock Unit may be assigned, encumbered, or transferred, except by will or the laws of descent and distribution. The rights of a Participant hereunder with respect to any Integrys Stock Unit are exercisable during the Participant's lifetime only by the Participant or his or her guardian or legal representative.

ARTICLE X. SPECIAL RULES APPLICABLE IN THE EVENT OF A CHANGE IN CONTROL OF THE COMPANY

Section 10.01. Definitions.

For purposes of this Article X, the following terms shall have the following respective meanings:

(a)   An "Affiliate" of, or a person "affiliated" with, a specified person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified and the term "Associate" used to indicate a relationship with any person, means (i) any corporation or organization (other than the registrant or a majority-owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

(b)   A person shall be deemed to be the "Beneficial Owner" of any securities:

(i)   which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, or upon the exercise of conversion rights, exchange rights, or other rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (A) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or (B) securities issuable upon exercise of any rights agreement that the Company may have in effect at any time before the issuance of such securities;

(ii)   which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this subparagraph (ii) as a result of an agreement, arrangement

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or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Act and (B) is not also then reportable on a Schedule 13D under the Act (or any comparable or successor report); or

(iii)   which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in Paragraph (ii) above) or disposing of any voting securities of the Company.

(c)   A "Change in Control" shall be deemed to have occurred if:

(i)   any Person (other than any employee benefit plan of the Company or any subsidiary of the Company, any Person organized, appointed or established pursuant to the terms of any such benefit plan or any trustee, administrator or fiduciary of such a plan) is or becomes the Beneficial Owner of securities of the Company representing at least 30% of the combined voting power of the Company's then outstanding securities;

(ii)   one-half or more of the members of the Board are not Continuing Directors;

(iii)   there shall be consummated any merger, consolidation, or reorganization of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company other than a shareholder who is an Affiliate or Associate of any party to such consolidation or merger;

(iv)   there shall be consummated any merger of the Company or share exchange involving the Company in which the Company is not the continuing or surviving corporation other than a merger of the Company in which each of the holders of the Company's common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger;

(v)   there shall be consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company to a Person which is not a wholly owned subsidiary of the Company; or

(vi)   the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

(d)   "Continuing Directors" means (i) any member of the Board of Directors of the Company who was a member of such Board on the effective date of this amendment and restatement, (ii) any successor of a Continuing Director who is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on such Board, and (iii) additional directors elected or recommended for membership by a majority of the Continuing Directors then on such Board.

(e)   "Person" means any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert; provided, that in the case of a merger, consolidation or reorganization of the Company with any other corporation or a share exchange involving the Company, the shareholders of the other corporation that is a party to the merger, consolidation, reorganization or share exchange shall not be considered to be acting in concert for purposes of Section 10.01(c)(i).

Section 10.02. Amendments in Connection with a Change in Control.

(a)   Board Authority to Amend Plan. Prior to the occurrence of a Change in Control, the Board may exercise its authority under Section 11.06 to amend the Plan, including, to the extent deemed necessary or desirable by the Board in anticipation of a Change in Control, to amend the Plan to eliminate Integrys Stock Units and cause the value of such units as of the Amendment Date (such value to be determined under Section 5.04(e)) to be reallocated to an alternate Investment Option that is then available for new investments and that is most similar to a fixed income fund. The term "Amendment Date" means the date on which an amendment to the Plan is validly adopted or the date on which the amendment is or purports to be effective, whichever is later.

(b)   Automatic Amendments. The Plan shall automatically be amended upon a Change in Control to provide that:

(i)   the rate of interest equivalent to be credited with respect to Reserve Account A for each month following the Change in Control shall be the greater of (A) the rate of interest equivalent otherwise applicable with respect to Reserve Account A if such amount were calculated based upon the consolidated return on common shareholders equity of the Company (including for this purpose any successor corporation that is the survivor of a merger with the

37

Company or any successor to that corporation) and all consolidated subsidiaries, or (B) a rate equal to two (2) percentage points above the prime lending rate at US Bank Milwaukee, Milwaukee, Wisconsin (or any successor thereto) as of the last business day of that month; and

(ii) the rate of interest equivalent to be credited with respect to Reserve Account B for each month following the Change in Control shall be the greater of (A) the rate of interest equivalent otherwise applicable with respect to Reserve Account B if such amount were calculated based upon the consolidated return on common shareholders equity of the Company (including for this purpose any successor corporation that is the survivor of a merger with the Company or any successor to that corporation) and all consolidated subsidiaries, or (B) a rate equal to two (2) percentage points above the prime lending rate at US Bank Milwaukee, Milwaukee, Wisconsin (or any successor thereto) as of the last business day of that month. The minimum rate of interest equivalent under clause (B) shall cease to apply on the third anniversary of the Change in Control in the event that the Participant is actively employed by the Company (including for this purpose any successor corporation or entity that is the survivor of a merger with the Company), or by any subsidiary or affiliate of the Company or such successor, on such date.

(c) Prohibition on Certain Amendments. Notwithstanding the foregoing, on or after a Change in Control, the Board or Company (including for this purpose any successor corporation or entity that is the survivor of a merger with the Company or to which sponsorship of the Plan is transferred following a Change in Control, or the board of directors or other managing body of any such entity) may not, without the written consent of the affected Participant (or in the case of a deceased Participant, the Participant's Beneficiary) amend the Plan or take an action to terminate the Plan that would:

(i) Result in a decrease in the number of, or a change in the type of, Investment Options that were made available under the Plan immediately prior to the Change of Control; provided that the Plan may be amended to eliminate Integrys Stock Units as an Investment Option so long as the value of the Participant's Integrys Stock Units are immediately credited to the Participant's Account for investment in one or more of the remaining Investment Options as elected by the Participant, or

(ii) Cause the Accounts to be valued under Section 6.01(c) less frequently than quarterly; or

(iii)   Impair or otherwise limit a Participant's rights to reallocate his or her Accounts under Section 6.01(d) as in effect on the date immediately prior to the Change in Control; or

(iv)   Decrease the interest rate credited under Reserve Account A or Reserve Account B as determined pursuant to subsection (b) above, except as specifically provided therein;

(v)   Eliminate or reduce the distribution options made available under Articles VII and VIII or otherwise terminate any distribution elections then in effect; or

(vi)   Modify the provisions of Article X in a manner detrimental or potentially detrimental to a Participant (or Beneficiary), except and only to the extent that modification is necessary to comply with applicable law.

Section 10.03. Acceleration of Certain Vesting.

If a Change in Control occurs and the Participant's employment or service with the Company and its Affiliates is involuntarily terminated for any reason other than Cause (or, in the case of a Participant who has in effect an employment, retention, change in control, severance or similar agreement with the Company or any Affiliate that provides for "good reason" termination and the Participant, in accordance with such agreement, terminates employment or service for "good reason") within two years following the date of the Change in Control, then the Participant shall be fully vested in the portion of the Participant's Account that is not otherwise vested at the time of the Participant's termination of employment.

Section 10.04. Maximum Payment Limitation.

(a)   Limit on Payments. Except as provided in subsection (b) below, if any portion of the payments or benefits described in this Plan or under any other agreement with or plan of the Company or its Affiliates (in the aggregate, "Total Payments"), would constitute an "excess parachute payment" that is subject to the tax imposed by Section 4999 of the Code, then the Total Payments to be made to the Participant shall be reduced such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be one dollar ($1) less than the maximum amount which the Participant may receive without becoming subject to the tax imposed by Section 4999 of the Code; provided that this Section shall not apply in the case of a Participant who has in effect a valid employment contract providing that the Total Payments to the Participant shall be determined without regard to the maximum amount allowable under Section 280G of the Code. The terms "excess parachute payment" and "parachute payment" shall have the meanings assigned to them in Section 280G of the Code, and such "parachute payments" shall be valued as provided therein. Present value shall be calculated in accordance with Section 280G(d)(4) of the Code. Within forty (40) days following delivery of notice by the

Company to the Participant of its belief that there is a payment or benefit due the Participant which will result in an excess parachute payment as defined in Section 280G of the Code, the Participant and the Company, at the Company's expense, shall obtain the opinion (which need not be unqualified) of nationally recognized tax counsel selected by the Company's independent auditors and acceptable to the Participant in the Participant's sole discretion (which may be regular outside counsel to the Company), which opinion sets forth (A) the amount of the base period income, (B) the amount and present value of Total Payments and (C) the amount and present value of any excess parachute payments determined without regard to the limitations of this Section. As used in this Section, the term "base period income" means an amount equal to the Participant's "annualized includible compensation for the base period" as defined in Section 280G(d)(1) of the Code. For purposes of such opinion, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code, which determination shall be evidenced in a certificate of such auditors addressed to the Company and the Participant. Such opinion shall be addressed to the Company and the Participant and shall be binding upon the Company and the Participant. If such opinion determines that there would be an excess parachute payment, the payments hereunder that are includible in Total Payments or any other payment or benefit determined by such counsel to be includible in Total Payments shall be reduced or eliminated so that there will be no excess parachute payment. Such reduction will be achieved by reducing or eliminating payments or benefits in the manner that produces the highest economic value to the Participant; provided that in the event it is determined that the foregoing methodology for reduction would violate Section 409A of the Code, the reduction shall be made pro rata among the benefits and/or payments (on the basis of the relative present value of the parachute payments). If such legal counsel so requests in connection with the opinion required by this Section, the Participant and the Company shall obtain, at the Company's expense, and the legal counsel may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Participant. If the provisions of Sections 280G and 4999 of the Code (or any successor provisions) are repealed without succession, then this Section shall be of no further force or effect.

(b)   Employment Contract Governs. The provisions of subsection (a) above shall not apply to a Participant whose employment is governed by an employment contract that provides for Total Payments in excess of the limitation described in subsection (a) above.

Section 10.05. Resolution of Disputes.

If, after a Change in Control, (a) a dispute arises with respect to the enforcement of the Participant's rights under the Plan, or (b) any legal proceeding shall be brought to enforce or interpret any provision contained in the Plan or to recover damages for breach of the Plan, in either case so long as the Participant is not acting in bad faith or otherwise pursuing a course of action that a reasonable person would determine to be frivolous, the Participant shall recover from the Company any reasonable attorneys' fees and necessary costs and disbursements incurred as a result of such dispute or legal proceeding ("Expenses"), and prejudgment interest on any money judgment obtained by the Participant calculated at the rate of interest announced by US Bank Milwaukee, Milwaukee, Wisconsin (or any successor thereto), from time to time as

its prime or base lending rate from the date that payments to the Participant should have been made under this Plan. Within ten (10) days after the Participant's written request therefore and reasonable substantiation that such Expense has been incurred, (but in no event later than the end of the calendar year following the calendar year in which such Expense is incurred), the Company shall pay to the Participant, or such other person or entity as the Participant may designate in writing to the Company, the Participant's Expenses in advance of the final disposition or conclusion of any such dispute or legal proceeding. In the case of a deceased Participant, this Section shall apply with respect to the Participant's Beneficiary or estate.

ARTICLE XI. GENERAL PROVISIONS

Section 11.01. Administration.

The Committee shall administer and interpret the Plan and supervise preparation of Participant elections, forms, and any amendments thereto. To the extent necessary to comply with applicable conditions of Rule 16b-3, the Committee shall consist of not less than two members of the Board, each of whom is also a director of the Company and qualifies as a "non-employee director" for purposes of Rule 16b-3. If at any time the Committee shall not be in existence or not be composed of members of the Board who qualify as "non-employee directors", then all determinations affecting Participants who are subject to Section 16 of the Exchange Act shall be made by the full Board, and all determinations affecting other Participants shall be made by the Board or a duly designated officer of the Board. The Committee may, in its discretion, delegate any or all of its authority and responsibility; provided that the Committee shall not delegate authority and responsibility with respect to non-ministerial functions that relate to the participation by Participants who are subject to Section 16 of the Exchange Act at the time any such delegated authority or responsibility is exercised. To the extent of any such delegation, any references herein to the Committee shall be deemed references to such delegee. Interpretation of the Plan shall be within the sole discretion of the Committee and shall be final and binding upon each Participant and Beneficiary. The Committee has the discretionary authority to adopt and modify rules and regulations relating to the Plan, interpret and construe the Plan and make determinations regarding eligibility and benefits, as it deems necessary or advisable for the administration of the Plan; any such action, interpretation, construction or determination shall be final and binding on all Participants and Beneficiaries unless determined by a court of competent jurisdiction to be arbitrary and capricious. If any delegee of the Committee shall also be a Participant or Beneficiary, any determinations affecting the delegee's participation in the Plan shall be made by the Committee. The Plan shall be interpreted to comply with the requirements of Section 409A of the Code with respect to any benefit that is subject to the requirements of such Section of the Code.

Section 11.02. Restrictions to Comply with Applicable Law.

(a)   General Restrictions. Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Integrys Stock under the Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity (and all applicable requirements of the Omnibus Plan, with respect to any shares of Integrys Stock that relate to awards made under that plan). In addition, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act. The Committee shall administer the Plan so that transactions under the Plan will be exempt from Section 16 of the Exchange Act, and shall have the right to restrict any transaction, or impose other rules and requirements, to the extent it deems necessary or desirable for such exemption to be met.

(b)   Restriction on Transfer. Shares of Integrys Stock issued under the Plan may not be sold or otherwise disposed of except (i) pursuant to an effective registration statement under the Act, or in a transaction which, in the opinion of counsel for the Company, is exempt from

registration under the Act; and (ii) in compliance with state securities laws. Further, as a condition to issuance of shares of Integrys Stock under the Plan (including shares of Integrys Stock originally granted under the Omnibus Plan but distributed under this Plan), the Participant, his or her Beneficiary or his or her heirs, legatees or legal representatives, as the case may be, shall, if the Committee deems it necessary, execute and deliver to the Company a restrictive stock transfer agreement in such form, and subject to such terms and conditions, as shall be reasonably determined or approved by the Committee, which agreement, among other things, may impose certain restrictions on the sale or other disposition of any shares of stock acquired under the Plan. The Committee may waive the foregoing restrictions, in whole or in part, in any particular case or cases or may terminate such restrictions whenever the Committee determines that such restrictions afford no substantial benefit to the Company.

(c)   Additional Restrictions; Legends. All shares of Integrys Stock delivered under the Plan (including shares of Integrys Stock originally granted under the Omnibus Plan but distributed under this Plan) shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the Plan, the Omnibus Plan, and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any certificates to make appropriate references to such restrictions.

Section 11.03. Claims Procedures.

(a)   If a Participant or Beneficiary (the "claimant") believes that he is entitled to a benefit under the Plan that is not provided, the claimant or his or her legal representative shall file a written claim for such benefit with the Committee no later than ninety (90) days after the first payment is made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A. If the Committee denies the claim, it shall deliver to the claimant, within 135 days of the date the first payment to the Participant was made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A, a written notice to the claimant of such denial. The written notice shall include the specific reason(s) for the denial; reference to specific Plan provisions upon which the denial is based; a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and a description of the Plan's review procedures (as set forth in subsection (b)) and the time limits applicable to such procedures, including a statement of the claimant's right to bring a civil action under section 502(a) of ERISA following an adverse determination upon review.

(b)   The claimant has the right to appeal the Committee's decision by filing a written appeal with the Committee. Notice of the appeal must be received by the Committee no later than 180 days after the first payment is made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A. The claimant will have the opportunity, upon request and free of charge, to have reasonable access to and copies of all documents, records and other information relevant to the claimant's appeal. The claimant may submit written comments, documents, records and other information relating to his or her claim with the appeal. The Committee will review all comments, documents, records and other information submitted by the claimant relating to the

claim, regardless of whether such information was submitted or considered in the initial claim determination. The Committee shall make a determination on the appeal within 60 days after receiving the claimant's written appeal; provided that the Committee may determine that an additional 60-day extension is necessary due to circumstances beyond the Committee's control, in which event the Committee shall notify the claimant prior to the end of the initial period that an extension is needed, the reason therefore and the date by which the Committee expects to render a decision. If the claimant's appeal is denied in whole or part, the Committee shall provide written notice to the claimant of such denial. The written notice shall include the specific reason(s) for the denial; reference to specific Plan provisions upon which the denial is based; a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claimant's claim; and a statement of the claimant's right to bring a civil action under section 502(a) of ERISA.

(c)   Notwithstanding anything in the Plan to the contrary, and as a condition of participating in the Plan, a Participant agrees, on behalf of the Participant and all persons or entities that may claim through the Participant, that (1) any claim for benefits or other legal action or legal proceeding concerning the Plan may be brought more than one (1) year after the later of (A) the last date on which the act or omission giving rise to the claim, legal action or other legal proceeding occurred, or (B) the date the individual or entity bringing such claim, legal action or other legal proceeding had knowledge (or reasonably should have had knowledge) of the act or omission, and (2) that any legal action or legal proceeding concerning the Plan may only be heard in a "bench" trial and that any right to a jury trial is waived.

Section 11.04. Participant Rights Unsecured.

(a)   Unsecured Claim. With respect to deferrals of compensation for services performed for a Participating Employer (as adjusted for gains or losses thereon), the right of a Participant or the Participant's Beneficiary to receive a distribution hereunder shall be an unsecured claim with respect to such Participating Employer, and neither the Participant nor any Beneficiary shall have any rights in or against any amount credited to his or her Account with respect thereto or any other specific assets of a Participating Employer. The right of a Participant or Beneficiary to the payment of benefits under this Plan shall not be assigned, encumbered, or transferred, except by will or the laws of descent and distribution. The rights of a Participant hereunder are exercisable during the Participant's lifetime only by the Participant or his or her guardian or legal representative.

(b)   Contractual Obligation. The Company may authorize the creation of a trust or other arrangements to assist it in meeting the obligations created under the Plan, subject to the restrictions on funding imposed by Code Section 409A(b)(3). However, any liability to any person with respect to the Plan shall be based solely upon any contractual obligations that may be created pursuant to the Plan. No obligation of a Participating Employer shall be deemed to be secured by any pledge of, or other encumbrance on, any property of a Participating Employer. Nothing contained in this Plan and no action taken pursuant to its terms shall create or be construed to create a trust of any kind, or a fiduciary relationship between a Participating

Employer and any Participant or Beneficiary, or any other person, or as providing a Participant with a right to continue employment with a Participating Employer.

Section 11.05. Income Tax Withholding.

The amount actually distributed to the Participant will be reduced by applicable income tax withholding (if any). Unless the Participant has made a contrary election with the consent of the Committee, income tax on the entire annual distribution amount will be withheld from the cash portion of the distribution, and Integrys Stock will be used to satisfy withholding obligations only to the extent that the cash portion of the distribution is insufficient for this purpose. No later than the date as of which an amount first becomes includible in the income of the Participant for employment tax purposes, the Participant shall pay or make arrangements satisfactory to the Committee regarding the payment of any such tax. In addition, if prior to the date of distribution of any amount hereunder, the Federal Insurance Contributions Act (FICA) tax imposed under Code Sections 3101, 3121(a) and 3121(v)(2), where applicable, becomes due, the Company may direct that the Participant's benefit be reduced to reflect the amount needed to pay the Participant's portion of such tax.

Section 11.06. Amendment or Termination of Plan.

(a)   There shall be no time limit on the duration of the Plan.

(b)   Except as otherwise limited pursuant to Section 10.02 on or after a Change in Control, the Board may at any time amend the Plan, including but not limited to modifying the terms and conditions applicable to (or otherwise eliminating) deferrals or contribution credits to be made on or after the amendment date; provided, however, that no amendment or termination may reduce or eliminate any Account balance accrued to the date of such amendment or termination (except as such Account balance may be reduced as a result of investment losses allocable to such Account). Further, the Corporation's Chief Human Resources Officer (or any successor to such position) is authorized to amend the Plan to the extent that such amendment is determined to be necessary or desirable in order to comply or facilitate compliance with the requirements of Code Section 409A or other applicable law; or that is otherwise desirable to promote efficient Plan administration; provided that any such amendment shall not increase Plan benefits or result in non-ministerial action that is prohibited under Section 11.01.

(c)   The Board may terminate the Plan (or the Plan shall automatically terminate) in accordance with the following provisions. Upon termination of the Plan, Accounts may be paid to Participants and Beneficiaries, but only if the following are met:

(i)   The Board terminates the Plan within twelve (12) months of a corporate dissolution taxed under Code Section 331, or with the approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), and the amounts accrued under the Plan but not yet paid are distributed to the Participants or Beneficiaries, as applicable, in a single sum payment, regardless of any distribution election then in effect, by the

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latest of: (A) the last day of the calendar year in which the Plan termination and liquidation occurs, (B) the last day of the calendar year in which the amount is no longer subject to a substantial risk of forfeiture, or (C) the last day of the first calendar year in which payment is administratively practicable.

(ii)   The Board terminates the Plan at any time during the period that begins thirty (30) days prior and ends twelve (12) months following a Change of Control Event (as defined for purposes of Code Section 409A), *provided* that all arrangements required to be aggregated with this Plan under Code Section 409A are terminated and liquidated with respect to each Participant that experienced the Change in Control Event, so that all participants under similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the date of termination of the arrangements.

(iii)   The Board terminates the Plan at any other time, provided that such termination does not occur proximate to a downturn in the financial health of the Company or an Affiliate. In such event, all amounts accrued under the Plan but not yet paid will be distributed to all Participants or Beneficiaries, as applicable, in a single sum payment no earlier than twelve (12) months (and no later than twenty-four (24) months) after the date of termination, regardless of any distribution election then in effect. This provision shall not be effective unless all other plans required to be aggregated with this Plan under Code Section 409A are also terminated and liquidated. Notwithstanding the foregoing, any payment that would otherwise be paid during the twelve (12)-month period beginning on the Plan termination date pursuant to the terms of the Plan shall be paid in accordance with such terms. In addition, the Company or any Affiliate shall be prohibited from adopting a similar arrangement within three (3) years following the date of the Plan's termination, unless any individual who was a Participant under this Plan is excluded from participating thereunder for such three (3) year period.

(iv)   Except as provided in Paragraphs (i), (ii) and (iii) above or as otherwise permitted in regulations promulgated by the Secretary of the Treasury under Code Section 409A, any action that purports to terminate the Plan shall instead be construed as an amendment to discontinue further benefit

46

accruals, but the Plan will continue to operate, in
accordance with its terms as from time to time amended
and in accordance with applicable Participant elections,
with respect to the Participant's benefit accrued through the
date of termination, and in no event shall any such action
purporting to terminate the Plan form the basis for
accelerating distributions to Participants and Beneficiaries.

Section 11.07. Administrative Expenses.

Costs of establishing and administering the Plan will be paid by the Participating

Employers.

Section 11.08. Effect on Other Employee Benefit Plans.

Deferrals credited to a Participant's Account under this Plan shall not be considered
"compensation" for the purpose of computing benefits under any qualified retirement plan
maintained by a Participating Employer, but shall be considered compensation for welfare
benefit plans, such as life and disability insurance programs sponsored by a Participating
Employer, unless otherwise provided by the terms of such plan.

Section 11.09. Successors and Assigns.

This Plan shall be binding upon and inure to the benefit of the Participating Employers,
their successors and assigns and the Participants and their heirs, executors, administrators, and
legal representatives.

Section 11.10. Right of Offset.

The Company shall have the right to offset from the benefits payable hereunder any
amount that the Participant owes to the Company or Affiliate or other entity in which the
Company or an Affiliate maintains an ownership interest. The Company may effectuate the
offset without the consent of the Participant (or the Participant's spouse or Beneficiary, in the
event of the Participant's death).

Section 11.11. Amounts Accumulated Under Peoples Energy Corporation Plans.

Notwithstanding anything in the Plan to the contrary, the following rules apply with
respect to accounts originally established under the Peoples Energy Corporation Executive
Deferred Compensation Plan, the Peoples Energy Corporation Directors Deferred Compensation
Plan and/or the Peoples Energy Corporation Directors Stock and Option Plan (collectively, the
"Peoples Plans") and transferred to this Plan:

(a)   Amounts held under the Peoples Plans as Integrys Stock Units and transferred to this Plan will continue to be held as Integrys Stock Units. The transferred Integrys Stock Units will be Locked Stock Units.

(b)   "Cash accounts" transferred from the Peoples Plans shall continue to be credited with interest equivalent based on the rate specified in the Peoples Plan (the "Prime Rate Investment"), unless the Participant is offered the opportunity and elects to transfer such portion of the Participant's Account to another Investment Option in accordance with Section 6.01(d). If a Participant elects to transfer to an alternate Investment Option, the transferred amounts may not be subsequently transferred back to the Prime Rate Investment.

(c)   Distribution of the portion of the Participant's overall Account that is attributable to participation in the Peoples Plans will be made in accordance with the terms of the applicable Peoples Plan (and if applicable, the Participant's distribution election); provided that, in accordance with Internal Revenue Service transition rules under Code Section 409A, on before December 31, 2008, a Participant may elect to have the portion of the benefit that was accrued and vested after December 31, 2004 distributed in accordance with the Participant's distribution election under Article VIII of this Plan (Distribution of Post-2004 Account). An election in accordance with the Internal Revenue Service transition rules shall not operate to accelerate into the year in which the election is made amounts that would otherwise be distributed in a subsequent year, or to defer distribution of amounts that would otherwise be paid in the year in which the election is made into a subsequent year.

(d)   The shares of stock authorized for issuance under the predecessor Peoples Plans are not available for new grants under this Plan. However, grants previously made under the Peoples Plan and now held under this Plan will be charged against the pool of available shares for the predecessor Peoples Plans.

Section 11.12. Miscellaneous Distribution Rules.

(a)   Accelerated Distribution Following Section 409A Failure. If an amount under this Plan is required to be included in a Participant's income under Code Section 409A prior to the date such amount is actually distributed, the Participant shall receive a distribution, in a lump sum, within ninety (90) days after the date it is finally determined that the Plan fails to meet the requirements of Code Section 409A. The distribution shall equal the amount required to be included in the Participant's income as a result of such failure.

(b)   Permitted Delay in Payment. If a distribution required under the terms of this Plan would jeopardize the ability of the Company or of an Affiliate to continue as a going concern, the Company or the Affiliate shall not be required to make such distribution. Rather, the distribution shall be delayed until the first date that making the distribution does not jeopardize the ability of the Company or of an Affiliate to continue as a going concern. Further, if any distribution pursuant to the Plan will violate the terms of Section 16(b) of the Securities Exchange Act of 1934 or other Federal securities laws, or any other applicable law, then the distribution shall be delayed until the earliest date on which making the distribution will not violate such law.

Exhibit 10.2

INTEGRYS ENERGY GROUP, INC.

PENSION RESTORATION AND

SUPPLEMENTAL RETIREMENT PLAN

As Amended and Restated Effective January 1, 2011

TABLE OF CONTENTS

INTEGRYS ENERGY GROUP, INC.

PENSION RESTORATION AND

SUPPLEMENTAL RETIREMENT PLAN

The Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan (the "Plan") was originally adopted effective January 1, 2001 as the WPS Resources Corporation Pension Restoration and Supplemental Retirement Plan. The Plan name has been changed to reflect the change in the name of the plan sponsor from WPS Resources Corporation to Integrys Energy Group, Inc. ("Company"). The Plan is intended to promote the best interests of the Company and its stockholders by attracting and retaining key management employees possessing a strong interest in the successful operation of the Company and its affiliates and by encouraging their continued loyalty, service and counsel to the Company and its affiliates.

The Plan is amended and restated effective January 1, 2011, as set forth herein.

ARTICLE I. DEFINITIONS AND CONSTRUCTION

Section 1.01. Definitions. The following terms have the meanings indicated below unless the context in which the term is used clearly indicates otherwise:

(a)   Actuarial Equivalent or Actuarially Equivalent: A benefit of equivalent actuarial value, determined by assuming payment made or commencing on the Calculation Date and determined on the basis of the following interest and mortality assumptions:

     (1)   Pension Restoration Benefit.

     (A)   For purposes of converting from a single sum payment to a single life annuity without survivor benefits ("SLA"), or from a SLA to a single sum payment, the interest rate and mortality table specified under Part A or C of the Retirement Plan (whichever is applicable to the Participant) that is determined pursuant to Code Section 417(e)(3) and that is used under the Retirement Plan for purposes of converting a SLA into a single sum benefit amount or a single sum benefit amount into a SLA (the "417(e)(3) Rates").

     (B)   For purposes of converting from a SLA to a one hundred eighty (180) month period certain installment benefit, a seven percent (7%) interest rate and the 1983 Group Annuity Mortality Table (Unisex).

     (C)   For purposes of converting from a SLA to a joint and fifty percent (50%) surviving Spouse annuity or to any optional form of annuity distribution that is available to the Participant, the interest, mortality

or other factors that would be used for such purposes if the Pension Restoration Benefit were being paid under Part A or Part C of the Retirement Plan (whichever is applicable to the Participant.

(2)   Supplemental Retirement Benefit.

(A)   For purposes of calculating the offset under Section 4.03(a)(2)(B), the 417(e)(3) Rates.

(B)   For purposes of converting from the one hundred eighty (180) month period certain installment benefit to a single sum benefit, the interest rate component of the 417(e)(3) Rates, but with no mortality assumption or adjustment.

(C)   For purposes of converting from the one hundred eighty (180) month period certain installment benefit to an annuity benefit, or for purposes of the early commence reduction described in Section 6.02(a)(2)(B), a seven percent (7%) interest rate and the 1983 Group Annuity Mortality Table (Unisex).

(3)   Defined Contribution Restoration and SERP Benefit.

(A)   For purposes of converting from a single sum benefit to a SLA, the 417(e)(3) Rates.

(B)   For purposes of converting from a SLA to another form of annuity payment or to a one hundred eighty (180) month period certain installment benefit, a seven percent (7%) interest rate and the 1983 Group Annuity Mortality Table (Unisex).

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(b) Affiliate: For all purposes of the Plan other than Article VI, a corporation, trade or business that, with the Company, constitutes a controlled group of corporations or a group of trades or businesses under common control within the meaning of Code Section 414(b) and (c); provided that Code Section 414(b) and (c) shall be applied by substituting "at least fifty percent (50%)" for "at least eighty percent (80%)" each place it appears therein.

(c) Applicable Account Balance: The Participant's qualified and non-qualified plan balances, as of the Calculation Date applicable to the Participant, that are attributable to Employer Retirement Contributions and Special Defined Contribution Credits allocated to the Participant with respect to the 2013 – 2017 plan years, in all cases including any actual or deemed investment gains or losses on such contributions or credits.

(d) Beneficiary: The person or entity designated by a Participant to be his or her beneficiary for purposes any death benefit that may become payable under Sections 3.06 or 4.07. If a Participant designates his or her Spouse as a beneficiary, such beneficiary designation (to the extent it relates to the Spouse) shall become null and void on the date the Human Resources Department of the Company obtains actual written notice of the Participant's divorce or legal separation from such Spouse; provided that neither the Plan nor Committee shall be liable to any Beneficiary for the payments that have been made to such spouse prior to the date the Committee is notified in writing of such divorce or legal separation from such spouse. If a valid designation of beneficiary is not in effect at the time of the Participant's death, the estate of the Participant is deemed to be the sole beneficiary. If a beneficiary dies while entitled to receive distributions, any remaining payments shall be paid to the contingent beneficiary designated by the Participant. If payments have been made to a beneficiary or beneficiaries following the Participant's death and all beneficiaries and contingent beneficiaries designated by the Participant die prior to receiving all of the benefits payable on behalf of the Participant, any remaining payments due in accordance with the terms of the Plan shall be paid to the estate of the beneficiary or contingent beneficiary who last received payments under the Plan. If all beneficiaries and contingent beneficiaries designated by the Participant die prior to receiving any payments from the Plan, any benefits payable on behalf of the Participant shall be paid to the estate of the Participant. Beneficiary designations shall be in writing, filed with the Committee, and in such form as the Committee may prescribe for this purpose.

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(e)   Board: The Board of Directors of the Company.

(f)   Calculation Date: The first day of the month following the month in which occurs the Participant's Separation from Service.

(g)   Cause: Termination by the Company or an Affiliate of a Participant's employment in connection with or following a Change in Control of the Company shall be limited to the following:

     (i)   the engaging by the Participant in intentional conduct not taken in good faith which has caused demonstrable and serious financial injury to the Company and/or an Affiliate, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal, in an action, suit or proceeding, whether civil, criminal, administrative or investigative;

     (ii)   conviction of a felony (as evidenced by binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion of all rights of appeal) which substantially impairs the Participant's ability to perform his or her duties or responsibilities;

     (iii)   continuing willful and unreasonable refusal by the Participant to perform the Participant's duties or responsibilities (unless significantly changed without the Participant's consent); or

     (iv)   material violation of the Company's Code of Conduct.

(h)   Code: The Internal Revenue Code of 1986, as interpreted by regulations and rulings issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of the Code shall be deemed to include a reference to any successor provision thereto.

(i)   Committee: The Compensation Committee of the Board.

(j)   Company: Integrys Energy Group, Inc., or any successor corporation.

(k)   Credited Service: A Participant's credited service for benefit accrual purposes that (1) with respect to periods prior to January 1, 2013, is recognized under the Retirement Plan for purposes of calculating the amount of the Participant's benefit under that plan, and (2) with respect to periods after December 31, 2012 and before January 1, 2018, would have been recognized under the Retirement Plan if the Retirement Plan had continued to recognize benefit accrual service. Employment after December 31, 2017 will not be recognized as Credited Service for purposes of this Plan.

(l)   Employee: A common law employee of the Company or an Affiliate who is a management or highly compensated employee, as those terms are defined for purposes of the "top-hat" rules of ERISA.

(m)   Employer Retirement Contributions: The non-elective contributions that are made by the Company or an Affiliate to a qualified defined contribution plan and that are not contingent upon the Participant having made contributions to such plan.

(n)   ERISA: The Employee Retirement Income Security Act of 1974, as interpreted by regulations and rulings issued pursuant thereto, all as amended and in effect from time to time. Any reference to a specific provision of ERISA shall be deemed to include a reference to any successor provision thereto.

(o)   Participant: An Employee who has been designated by the Committee as being eligible to participate in the Integrys Energy Group, Inc. Nonqualified Deferred Compensation Plan (or any successor plan thereto); provided (i) that the Pension Restoration Benefit Component of the Plan is limited to those Participants who are covered under the Retirement Plan, (ii) except as otherwise provided by the Committee, an Employee of Integrys Energy Services, Inc. (or a subsidiary thereof) who is employed in a non-officer position, even though designated for participation in the Integrys Energy Group, Inc. Deferred Compensation Plan, shall not be eligible for the Pension Restoration Benefit Component of the Plan if the Employee is covered under an employment contract or agreement that excludes the Employee from receiving pension restoration, supplemental retirement or similar restoration benefits or credits,

or the Employee is covered under an employment contract or agreement that references the Employee's eligibility for deferred compensation generally but that does not specifically provide for the Participant as being eligible for pension restoration, supplemental retirement or similar restoration benefits or credits, and (iii) the Supplemental Retirement Benefit component of the Plan is limited to those Employees who were designated for participation for that component prior to April 1, 2008. Effective April 1, 2008, no additional Employees will become Participants in the Supplemental Retirement Benefit component of the Plan.

(p)   Payment Date: The last business day of the seventh month following the month in which the Participant's Separation from Service occurs. This is the date on which payment of a Participant's vested benefit is made (if paid as a single sum) or commences (if paid in installments or as a monthly annuity). All benefits are paid on the last business day of the month.

(q)   Pension Restoration Benefit: The benefit described in Article III.

(r)   Plan: The Integrys Energy Group, Inc. Pension Restoration and Supplemental Retirement Plan, as from time to time amended and in effect.

(s)   Regular Monthly Payment: A Participant's normal monthly installment or annuity payment amount determined as of the Calculation Date in accordance with the terms of the Plan, without regard to the Retroactive Benefit Payment or interest on the Retroactive Benefit Payment.

(t)   Retirement Plan: Part A or C (whichever is applicable to the Participant) of the Integrys Energy Group Retirement Plan, or any successor thereto.

(u)   Retroactive Benefit Payment: The sum of the Regular Monthly Payments that would have been made, if monthly benefit payments had commenced with a payment on the last day of the month in which occurs the Calculation Date, during the period beginning with the month in which occurs the Calculation Date and ending with the month preceding the month in which occurs the Payment Date.

(v)   Separation from Service: A Participant's Separation from Service occurs when the Company (and its Affiliates) and the Participant reasonably anticipate that no further services (either as an employee or as an independent contractor) will be performed by the Participant for the Company (or an Affiliate) after a certain date, or that the level of bona fide services the Participant will perform for the Company (or the Affiliate) after such date (either as an employee or as an independent contractor) will permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed by the Participant (whether as an employee or independent contractor) for the Company or an Affiliate over the immediately preceding thirty-six (36) month period (or such lesser period of actual services). A Participant is not considered to have incurred a Separation from Service if the Participant is absent from active employment due to military leave, sick leave or other bona fide leave of absence and if the period of such leave does not exceed the greater of (i) six (6) months, or (ii) the period during which the Participant's right to reemployment by the Company or an Affiliate is provided either by statute or by contract; provided that if the leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, the leave may be extended for up to twenty-nine (29) months without causing a Separation from Service.

(w)   Special Defined Contribution Credits: The defined contribution restoration and/or supplemental retirement credits made to a Participant's account under a non-qualified deferred compensation plan with respect to the 2013-2017 plan years, that represent (1) amounts that would have been contributed as Employer Retirement Contributions on the Participant's behalf to a qualified defined contribution plan were it not for the limitations of Code Section 401(a)(17) and 415, or (2) other supplemental retirement credits that are not contingent upon the Participant having deferred compensation under such plan.

(x)   Spouse: A person of the opposite sex to whom the Participant is legally married.

(y)   Supplemental Retirement Benefit: The benefit described in Article IV.

(z)   Trust: The Integrys Energy Group, Inc. Deferred Compensation Trust, which was formerly known as the WPS Resources Corporation Deferred Compensation Trust, or other funding vehicle which may from time to time be established, as amended and in effect from time to time.

Section 1.02. Construction and Applicable Law.

(a)   Wherever any words are used in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are use in the singular or the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases where they would so apply. Titles of articles and sections are for general information only, and the Plan is not to be construed by reference to such items.

(b)   This Plan is intended to be a plan of deferred compensation maintained for a select group of management or highly compensated employees as that term is used in ERISA, and shall be interpreted so as to comply with the applicable requirements thereof. In all other respects, the Plan is to be construed and its validity determined according to the laws of the State of Illinois, without regard to the principle of conflict of laws, to the extent such laws are not preempted by federal law. Any action for benefits under the Plan or to enforce the terms of the Plan shall be heard in the State of Illinois by the court with jurisdiction over the claim. In case any provision of the Plan is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, but the Plan shall, to the extent possible, be construed and enforced as if the illegal or invalid provision had never been inserted.

ARTICLE II. PAYMENT ELECTIONS

Section 2.01. General Rules.

(a)   Participant Payment Elections. A Participant's vested benefits are distributed based upon the Participant's payment election (or deemed payment election).

(b)   Coordinated Distribution of Pension Restoration Benefit, Supplemental Retirement Benefit and Certain Deferred Compensation Benefits. With respect to any Participant who has been designated for participation in both the Pension Restoration Benefit and the Supplemental Retirement Benefit components of the Plan, the Participant makes a single benefit payment election (or deemed election) that governs the form and time of distribution of (1) the Pension Restoration Benefit, (2) the Supplemental Retirement Benefit, and (3) the portion of the Participant's Applicable Account Balance that is attributable to Special Defined Contribution Credits. The Participant is not able to make separate elections with respect to each of these benefits.

Section 2.02. Participant Payment Election.

(a)   Payment Election as to Form of Payment. Each Participant who became a Participant prior to January 1, 2009 and whose participation is limited to the Pension Restoration Benefit Component of the Plan shall make a payment election whether to receive his or her vested Pension Restoration Benefit either as (i) a single sum cash payment, or (ii) an annuity distribution. Each Participant who became a Participant prior to January 1, 2009 and who participates in both the Pension Restoration Benefit and the Supplemental Retirement Benefit components of the Plan shall make a single payment election whether to receive his or her vested benefits either as (i) a single sum cash payment, (ii) a one hundred eighty (180) month period certain installment payment, or (ii) an annuity distribution. The Participant's single payment election will govern the distribution of the Participant's vested Pension Restoration Benefit, the Participant's vested Supplemental Retirement Benefit, and if the Participant has received Special Defined Contribution Credits, the portion of the Participant's vested Applicable Account Balance that is attributable to Special Defined Contribution Credits. A Participant who becomes a

Participant after December 31, 2008 shall be deemed to have elected a single sum distribution, and such a Participant may not otherwise make a payment election.

(b)   Annuity Distribution. A Participant who has elected (or is deemed to have elected) the annuity payment option is not required to elect the specific form of annuity at the time of making the payment election, so long as the available forms of annuity distribution are actuarially equivalent for purposes of Code Section 409A. If the available forms of annuity distribution are actuarially equivalent for purposes of Code Section 409A, the Participant may choose the specific form of monthly annuity at any time prior to the Calculation Date, in accordance with rules prescribed by the Committee. Additional rules regarding annuity benefit distribution are set forth in Sections 3.05 and 4.06.

(c)   Date of Payment Election. In the case of an Employee who becomes a Participant prior to January 1, 2009, the payment election must be made on or before December 31, 2008. The election on file (or deemed to be on file) for such Participant at December 31, 2008 will be the Participant's payment election. All payment elections must be made in such form and in accordance with such rules prescribed by the Committee or its delegate.

(d)   Default Payment Election. If a Participant fails to make such a payment election within the prescribed period, the Participant will be deemed to have elected to receive a single sum distribution; provided that in the case of a Participant who participates in both the Pension Restoration Benefit and the Supplemental Retirement Benefit components of the Plan, the Participant's benefit election on file at December 31, 2008, even if originally made only with respect to the Pension Restoration Benefit, shall be deemed to be the Participant's payment election both with respect to the Pension Restoration Benefit and the Supplemental Retirement Benefit (and if the Participant has received Special Defined Contribution Credits, the portion of the Participant's vested Applicable Account Balance that is attributable to Special Defined Contribution Credits).

(e)   Irrevocability of Payment Election. A Participant's payment election (or deemed payment election) is irrevocable.

ARTICLE III. PENSION RESTORATION BENEFIT

Section 3.01. Eligibility.

An Employee is eligible for the Pension Restoration Benefit if:

(a)   The Committee has designated the Employee for participation in the Pension Restoration Benefit component of the Plan and the Employee, in accordance with Section 1.01(o), has become a Participant in the Pension Restoration Benefit component of the Plan; and

(b)   The Participant is covered under and has a vested entitlement to a retirement benefit from the Retirement Plan.

Section 3.02. Pension Restoration Benefit Formula.

The Pension Restoration Benefit accrued by an eligible Participant is determined as of the Calculation Date and, when expressed in the form of a life annuity without survivor benefits commencing with a payment for the month in which occurs the Calculation Date, is equal to the difference between (a) and (b) below:

(a)   The monthly retirement benefit that would be payable to the Participant under the Retirement Plan if the benefit were determined by applying all of the terms and conditions of the Retirement Plan, except for the following modifications or assumptions:

(1)   The benefit is paid in the form of a life annuity without survivor benefits, regardless of the form of benefit actually elected by the Participant under the Retirement Plan;

(2)   The benefit is paid commencing with a payment for the month in which occurs the Calculation Date, regardless of the Participant's actual date of benefit commencement under the Retirement Plan and regardless of the Payment Date applicable to the Participant under this Plan;

(3)   The benefit is calculated as if base salary and annual bonus (but not long-term bonus) amounts deferred by the Participant under the Integrys Energy Group, Inc. Deferred Compensation Plan had been paid to the Participant as current compensation in the year of the deferral;

(4)   The benefit is calculated as if the compensation limitation of Section 401(a)(17) of the Code and the maximum benefit limitation of Section 415 of the Code did not apply.

(b)   The monthly retirement benefit that would be payable to the Participant under the Retirement Plan if the benefit were determined in accordance with the modifications or assumptions described in Section 3.02(a)(1) and (2) above, but otherwise applying all of the terms and conditions of the Retirement Plan. For this purpose, the Participant's benefit under the Retirement Plan shall be determined by attributing to the Participant any portion of the Retirement Plan benefit that is assigned to an alternate payee pursuant to a domestic relations order.

Section 3.03. Distribution of Single Sum Benefits.

If the Participant's Pension Restoration Benefit is payable in a single sum, distribution will be made in accordance with the following rules:

(a)   Time of Payment. The single sum payment will be calculated as of the Calculation Date but paid on the Payment Date.

(b)   Amount of Single Sum Benefit. The single sum cash payment shall be equal to the sum of (1) an amount that, as of the Calculation Date, is Actuarially Equivalent to the Participant's Pension Restoration Benefit as calculated under Section 3.02 above. For a married Participant, the single sum benefit does not include the value of any surviving Spouse benefit that would be paid if the Participant had instead elected an annuity benefit, i.e., the single sum benefit is Actuarially Equivalent to the single life annuity with no survivor benefits. The payment to be made on the Payment Date will equal the sum of (1) the single sum amount determined, as of the Calculation Date, in accordance with the preceding sentence, and (2)

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interest on the single sum amount from the last day of the month in which occurs the Calculation Date through the Payment Date. Interest under clause (2) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c) Death Prior to Payment Date. This Section 3.03 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 3.06.

Section 3.04. Distribution of 180 Month Period Certain Installment Benefit.

If the Participant's Pension Restoration Benefit is payable as a one hundred eighty (180) month period certain installment benefit (in accordance with Section 2.02, only certain Participants are eligible for this form of payment), distribution will be made in accordance with the following rules:

(a) Time of Payment. The one hundred eighty (180) month period certain installment benefit will be calculated as of the Calculation Date but paid beginning on the Payment Date.

(b) Amount of Each Installment. The amount of each monthly installment shall be determined by converting the Participant's Pension Restoration Benefit as calculated under Section 3.02 above into an Actuarially Equivalent one hundred eighty (180) month period certain installment benefit. For a married Participant, the one hundred eighty (180) month period certain installment benefit does not include the value of any surviving Spouse benefit that would be paid if the Participant had instead elected an annuity benefit, i.e., the one hundred eighty (180) month period certain installment benefit is Actuarially Equivalent to the single life annuity with no survivor benefits. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Following the payment on the Payment Date,

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payments to the eligible Participant in an amount equal to the Regular Monthly Payment shall continue until a total of one hundred eighty (180) monthly payments have been made; provided that for purposes of determining whether a total of one hundred eighty (180) monthly payments have been made, the payment made on the Payment Date will be treated as consisting of seven (7) payments. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date. For example, if the Participant incurs a Separation from Service on December 31, 2009, the Calculation Date is January 1, 2010, the first payment would have been made on January 31, 2010 if payment had commenced with a payment for the month that includes the Calculation Date, and the Payment Date will be July 31, 2010. Interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which the monthly installment otherwise would have been paid through the Payment Date will be credited at the 2010 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan.

(c) <u>Death Prior to Payment Date</u>. This Section 3.04 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 3.06.

<u>Section 3.05. Distribution of Annuity Benefits.</u>

If the Participant's Pension Restoration Benefit is payable as an annuity, distribution will be made in accordance with the following rules:

(a) <u>Normal Form of Distribution</u>. If the Participant has elected (or is deemed to have elected) an annuity form of distribution, then payment for an unmarried Participant will be made in accordance with subsection (a)(1) below, and payment for a married Participant, unless the Participant has validly elected payment in an alternate form of annuity payment in accordance with subsection (b) below, will be made in accordance with subsection (a)(2) below:

(1) <u>Unmarried Participant</u>. If the Participant is not married on the Calculation Date, distribution will be in the form of

a monthly single life annuity in the amount determined under Section 3.02. Monthly payments will commence on the Payment Date applicable to the Participant and will continue until and including a payment for the month in which occurs the Participant's death.

(2)   Married Participant. If the Participant is married on the Calculation Date, distribution will be in the form of a joint and fifty percent (50%) survivor annuity with the Participant's Spouse as of the Calculation Date as the sole contingent annuitant. Monthly payments under the joint and fifty percent (50%) survivor annuity will commence on the Payment Date applicable to the Participant and will continue until and including a payment for the month in which occurs the Participant's death. If the Participant predeceases the Spouse to whom he or she was married on the Calculation Date, fifty percent (50%) of the Regular Monthly Payment Amount applicable to the Participant during his or her lifetime shall continue during the remaining lifetime of such Spouse. The Regular Monthly Payment Amount payable to the Participant during his or her lifetime will be the amount determined under Section 3.02 reduced, in order to reflect the cost of the survivor benefit, in the same manner as the benefit would be reduced under Part A or Part C of the Retirement Plan (whichever is applicable to the Participant) if the benefit were being paid under the Retirement Plan.

(b)   Alternate Forms of Annuity Distribution. In lieu of the normal form of payment applicable under subsection (a) above, a Participant who participates in Part A of the Retirement Plan, who is married on the Calculation Date, and who has in effect an election of the annuity payment method, may elect, in accordance with such conditions as may be established by the Committee, to receive payment in an alternate form of annuity that would be available to the Participant under Part A of the Retirement Plan if the Pension Restoration Benefit were being

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paid under Part A of the Retirement Plan rather than under this Plan. In lieu of the normal form of payment applicable under subsection (a) above, a Participant who participates in Part C of the Retirement Plan and who has in effect an election of the annuity payment method, may elect, in accordance with such conditions as may be established by the Committee, to receive payment in an alternate form of annuity that would be available to the Participant under Part C of the Retirement Plan if the Pension Restoration Benefit were being paid under Part C of the Retirement Plan rather than under this Plan. The alternate form of annuity distribution shall be calculated by converting the monthly benefit amount determined under Section 3.02 into a payment in such alternate annuity form, with the conversion accomplished by using the adjustment factors that would be used under the Retirement Plan for purposes of converting from the normal form of benefit to an alternate form of annuity if the Pension Restoration Benefit were being paid under Part A of Part C of the Retirement Plan, whichever is applicable to the Participant. If the Participant elects payment in an alternate form of annuity that provides surviving Spouse benefits following the Participant's death, the surviving Spouse benefits will be paid to the Spouse to whom the Participant is married on the Calculation Date. The Participant's election of an alternate form of annuity must be made prior to the Calculation Date, and becomes irrevocable on the Calculation Date; provided that if the Participant is covered under Part A of the Retirement Plan and is not married on the Calculation Date, any prior election of payment in an alternate form of annuity shall be null and void.

(c)   Regular Monthly Payments and the Retroactive Benefit Payment. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Each subsequent monthly payment to the Participant will be an amount equal to the Regular Monthly Payment. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(d)   Death Prior to Payment Date. This Section 3.05 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 3.06.

Section 3.06. Death Benefits.

The form and time of benefit distribution is irrevocably established at the earlier to occur of (1) the Payment Date (which, in accordance with Section 1.409A-3(b) of the Income Tax Regulations, is an objectively determinable and nondiscretionary date that is based upon the Participant's Separation from Service and that is fixed at the time of the Participant's Separation from Service), and (2) the date of the Participant's death.

(a)   Death Prior to Payment Date. If a Participant who is eligible for a Pension Restoration Benefit dies prior to the Payment Date (including a Participant who is eligible for a Pension Restoration Benefit who dies during employment), the Participant's Beneficiary will receive a single sum payment equal to the single sum payment to which the Participant would have been entitled to as of the Calculation Date if the Participant had in effect a single sum payment election under Article II (regardless of the election actually made by the Participant), together with interest, at the 417(e)(3) Rate (first segment rate) from the last day of the month in which occurs the Calculation Date through the last day of the month preceding the month in which payment to the Beneficiary is made.

(b)   Death on or After the Payment Date.

(1)   Death After Commencement of Installment Payments. If the Participant's benefit is being distributed as a one hundred eighty (180) month period certain installment benefit and the Participant dies on or after the Payment Date, i.e., on or after the date on which installment distributions to the Participant have begun, but prior to the date on which one hundred eighty (180) payments have been made, monthly installment distributions to the Beneficiary (at the same time as payments to the Participant would have been made) shall continue until the total number of monthly

18

installments paid to the Beneficiary, when aggregated with the number of monthly installments paid to the Participant prior to his or her death, equals one hundred eighty (180).

(2) Death After Commencement of Annuity Payments. If the Participant's benefit is being distributed as an annuity and the Participant dies on or after the Payment Date, i.e., on or after the date on which payment of Plan benefits has actually begun, the only benefits payable following the Participant's death shall be those (if any) payable under the form of annuity distribution in which the Participant's benefit was being paid. Thus, for example, if the Participant was receiving payments in the form of a single life annuity, no further benefits are payable following the Participant's death. Similarly, if the Participant was receiving benefits in the form of a joint and fifty percent (50%) surviving Spouse annuity, the only benefits payable following the Participant's death shall be those payable pursuant to the fifty percent (50%) survivor feature of the annuity benefit, to the Spouse (if still living) to whom the Participant was married on the Calculation Date. There is no guarantee that the total amount of benefits received by the Participant (and if applicable, the Participant's surviving Spouse) under an annuity form of distribution will be at least equal to the amount that would have been paid to the Participant if the Participant had elected distribution in a single sum or in installments.

ARTICLE IV. SUPPLEMENTAL RETIREMENT BENEFIT

Section 4.01. Eligibility. Except as provided in Section 6.02(c), an Employee is eligible for the Supplemental Retirement Benefit if:

(a)   The Committee, prior to April 1, 2008, has designated the Employee for participation in the Supplemental Retirement Benefit component of the Plan, and the Employee, in accordance with Section 1.01(n), has become a Participant in the Supplemental Retirement Benefit component of the Plan; and

(b)   Except as provided in Section 4.07 with respect to a Participant whose Separation from Service is caused by the Participant's death, the Participant's Separation from Service occurs after the Participant has attained fifty-five (55) years of age and after the Participant has completed at least ten (10) years of Credited Service.

Section 4.02. Final Average Earnings.

(a)   For purposes of calculating a Participant's Supplemental Retirement Benefit, "Final Average Earnings" means one thirty-sixth (1/36th) of the base salary and annual (but not long-term) bonus, determined prior to reduction for contributions made at the Participant's election to a plan or arrangement under Section 125 or 401(k) of the Code and prior to reduction for elective deferral contributions under the Integrys Energy Group, Inc. Deferred Compensation Plan, paid to the Participant by the Company or a participating Affiliate during whichever of the following periods produces the higher average:

(1)   The month during which occurs the Participant's Separation from Service and the immediately preceding thirty-five (35) months; or

(2)   the three calendar years preceding the calendar year in which occurs the Participant's Separation from Service.

(b)   Notwithstanding subsection (a), the Committee, in its sole discretion, may adjust a Participant's Final Average Earnings if the Committee determines that such action is necessary

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or desirable in order to effectuate the intent of this Plan, including, without limitation, an adjustment to exclude one or more annual bonus payments from the calculation of the Participant's Final Average Earnings where application of the foregoing definition would result in the Participant receiving credit for more than three annual bonus awards in the calculation of Final Average Earnings as a result of differences in the timing of payments of such awards.

(c)   Notwithstanding subsections (a) and (b), for any Participant who continues to be employed by the Company or a participating Affiliate on and after December 31, 2017, the Participant's Final Average Earnings will be determined as of December 31, 2017 as if the Participant had incurred a Separation from Service on that date. Salary, bonus or other compensation paid to the Participant after December 31, 2017 will not be recognized.

Section 4.03. Supplemental Retirement Benefit Formula.

(a)   Participants With 15 or More Years of Credited Service. The Supplemental Retirement Benefit for a Participant who satisfies the eligibility requirements of Section 4.01 and who has fifteen (15) or more years of Credited Service as of the date of Separation from Service is determined as of the Calculation Date and, when expressed in the form of a one hundred eighty (180) month period certain installment benefit, is equal to the difference between (1) and (2) below:

(1)   Sixty percent (60%) of the Participant's Final Average Earnings, minus

(2)   The sum of (A) and (B):

(A)   The monthly aggregate annuity benefit (not including any temporary Pension Supplement) that the Participant is or would be entitled to receive under the Retirement Plan and the Pension Restoration Benefit component of this Plan if such benefits were paid, commencing with a payment for the month in which occurs the Calculation Date, in the form of a single life annuity without survivor

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benefits, i.e., the Participant's actual benefit election, and the form in which and time at which those benefits under those plans are actually payable, shall be disregarded. For purposes of this paragraph (A), the monthly aggregate annuity benefit that the Participant is or would be entitled to receive under the Retirement Plan and the Pension Benefit Restoration component of this Plan shall be determined by attributing to the Participant any portion of the benefit that is assigned to an alternate payee pursuant to a domestic relations order; and

(B)   The monthly annuity benefit that could be purchased if the Participant's Applicable Account Balance is converted into an Actuarially Equivalent single life annuity, without survivor benefits, commencing with a payment for the month in which occurs the Calculation Date. For purposes of this paragraph (B), the monthly annuity benefit that could be purchased with the Participant's Applicable Account Balance shall be determined by attributing to the Participant any portion of the Applicable Account Balance that is assigned to an alternate payee pursuant to a domestic relations order.

(b)   Participants With 10 But Less Than 15 Years of Credited Service. The Supplemental Retirement Benefit of a Participant who satisfies the eligibility requirements of Section 4.01 and who has at least ten (10) but less than fifteen (15) years of Credited Service shall be determined in accordance with subsection (a) above, with the exception that the benefit percentage used in subsection (a)(1) above shall be reduced from sixty percent (60%) to the percentage determined in accordance with the following schedule:

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Full Years of Credited Service	Applicable Benefit Percentage
14	56%
13	52%
12	48%
11	44%
10	40%

(c)   Reduction for Early Commencement. If the Calculation Date applicable to the Participant's Supplemental Retirement Benefit is prior to the Participant's attainment of age sixty-two (62), the monthly benefit as calculated under this Section 4.03 shall be reduced by one quarter of one percent (0.25%) for each month by which the Calculation Date precedes the month in which the Participant will attain sixty-two (62) years of age.

Section 4.04. Distribution of Single Sum Benefits.

If the Participant's Supplemental Retirement Benefit is payable in a single sum, distribution will be made in accordance with the following rules:

(a)   Time of Payment. The single sum payment will be calculated as of the Calculation Date but paid on the Payment Date.

(b)   Amount of Single Sum Benefit. The single sum cash payment shall be equal to the sum of (1) an amount that, as of the Calculation Date, is Actuarially Equivalent to the Participant's one hundred eighty (180) month period certain installment Supplemental Retirement Benefit as calculated under Section 4.03 above. The payment to be made on the Payment Date will equal the sum of (1) the single sum amount determined, as of the Calculation Date, in accordance with the preceding sentence, and (2) interest on the single sum amount from the last day of the month in which occurs the Calculation Date through the Payment Date. Interest under clause (2) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at

the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c)   Death Prior to Payment Date. This Section 4.04 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 4.07.

Section 4.05. Distribution of 180 Month Period Certain Installment Benefit.

If the Participant's Supplemental Retirement Benefit is payable as a one hundred eighty (180) month period certain installment benefit, distribution will be made in accordance with the following rules:

(a)   Time of Payment. The one hundred eighty (180) month period certain installment benefit will be calculated as of the Calculation Date but paid beginning on the Payment Date.

(b)   Amount of Each Installment. The amount of each monthly installment shall be the amount determined under Section 4.03 above. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Following the payment on the Payment Date, payments to the eligible Participant in an amount equal to the Regular Monthly Payment shall continue until a total of one hundred eighty (180) monthly payments have been made; provided that for purposes of determining whether a total of one hundred eighty (180) monthly payments have been made, the payment made on the Payment Date will be treated as consisting of seven (7) payments. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c)   Death Prior to Payment Date. This Section 4.05 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 4.07.

Section 4.06. Distribution of Annuity Benefits.

If the Participant's Supplemental Retirement Benefit is payable as an annuity, distribution will be made in accordance with the following rules:

(a)   Calculation of Monthly Annuity Amount. The amount of the monthly annuity benefit is determined, as of the Calculation Date, by converting the one hundred eighty (180) month period certain installment benefit under Section 4.03 into an Actuarially Equivalent annuity benefit in the form of annuity applicable to the Participant (the same form of annuity in which the Participant's Pension Restoration Benefit will be distributed). If the Participant is married and receiving payment in the form of a joint and survivor annuity, the Supplemental Retirement Plan survivor benefit is not actuarially subsidized, even though the Participant may receive an actuarial subsidy with respect to the Pension Restoration Benefit survivor benefit.

(b)   Regular Monthly Payments and the Retroactive Benefit Payment. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Each subsequent monthly payment to the Participant will be an amount equal to the Regular Monthly Payment. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c)   Death Prior to Payment Date. This Section 4.06 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 4.07.

Section 4.07. Death Benefits.

The form and time of benefit distribution is irrevocably established at the earlier to occur of (1) the Payment Date (which, in accordance with Section 1.409A-3(b) of the Income Tax Regulations, is an objectively determinable and nondiscretionary date that is based upon the Participant's Separation from Service and that is fixed at the time of the Participant's Separation from Service), and (2) the date of the Participant's death.

(a)   Death Prior to Payment Date. If a Participant who has been designated for participation in the Supplemental Retirement Benefit component of the Plan dies prior to the Payment Date (including a Participant who dies during employment) but after having completed ten (10) or more years of Credited Service, the Participant's Beneficiary will receive a single sum payment equal to the single sum payment to which the Participant would have been entitled to as of the Calculation Date if the Participant had in effect a single sum payment election under Article II (regardless of the election actually made by the Participant), together with interest, at the 417(e)(3) Rate (first segment rate), from the last day of the month in which occurs the Calculation Date through the last day of the month preceding the month in which payment to the Beneficiary is made. If a Participant who has been designated for participation in the Supplemental Retirement Benefit component of the Plan dies prior to the Payment Date (including a Participant who dies during employment) and prior to completing ten (10) or more years of Credited Service, no benefit is payable.

(b)   Death on or After the Payment Date.

(1)   Death After Commencement of Installment Payments. If the Participant's benefit is being distributed as a one hundred eighty (180) month period certain installment benefit and the Participant dies on or after the Payment Date, i.e., on or after the date on which installment distributions to the Participant have begun, but prior to the date on which one hundred eighty (180) payments have been made, monthly installment distributions to the Beneficiary (at the same time as payments to the Participant would have been made) shall continue until the total number of monthly

26

installments paid to the Beneficiary, when aggregated with the number of monthly installments paid to the Participant prior to his or her death, equals one hundred eighty (180).

(2)   Death After Commencement of Annuity Payments. If the Participant's benefit is being distributed as an annuity and the Participant dies on or after the Payment Date, i.e., on or after the date on which payment of Plan benefits has actually begun, the only benefits payable following the Participant's death shall be those (if any) payable under the form of annuity distribution in which the Participant's benefit was being paid. Thus, for example, if the Participant was receiving payments in the form of a single life annuity, no further benefits are payable following the Participant's death. Similarly, if the Participant was receiving benefits in the form of a joint and fifty percent (50%) surviving Spouse annuity, the only benefits payable following the Participant's death shall be those payable pursuant to the fifty percent (50%) survivor feature of the annuity benefit, to the Spouse (if still living) to whom the Participant was married on the Calculation Date. There is no guarantee that the total amount of benefits received by the Participant (and if applicable, the Participant's surviving Spouse) under an annuity form of distribution will be at least equal to the amount that would have been paid to the Participant if the Participant had elected distribution in a single sum or installments.

ARTICLE V. SPECIAL DEFINED CONTRIBUTION CREDITS

Section 5.01. Distribution In Accordance With This Plan.

If a Participant has a vested benefit attributable to Special Defined Contribution Credits, that benefit will be distributed in accordance with the terms of this Plan and the Participant's payment election (or deemed payment election) under this Plan, even though the Special Defined Contribution Credits are, for record-keeping purposes, credited under the Integrys Energy Group, Inc. Deferred Compensation Plan.

Section 5.02. Distribution of Single Sum Benefits.

If the Participant's vested account balance that is attributable to Special Defined Contribution Credits is payable in a single sum, distribution will be made in accordance with the following rules:

(a)   Time of Payment. The single sum payment will be calculated as of the Calculation Date but paid on the Payment Date.

(b)   Amount of Single Sum Benefit. The single sum cash payment shall be equal to the Participant's vested account balance under the Integrys Energy Group, Inc. Deferred Compensation Plan that is attributable to Special Defined Contribution Credits.

(c)   Death Prior to Payment Date. This Section 5.02 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 5.05.

Section 5.03. Distribution of 180 Month Period Certain Installment Benefit.

If the Participant's vested account balance that is attributable to Special Defined Contribution Credits is payable as a one hundred eighty (180) month period certain installment benefit, distribution will be made in accordance with the following rules:

(a)   Time of Payment. The one hundred eighty (180) month period certain installment benefit will be calculated as of the Calculation Date but paid beginning on the Payment Date.

(b)   Amount of Each Installment. The amount of the monthly annuity benefit is determined, as of the Calculation Date, by converting the Participant's vested account balance, as of the Calculation Date, under the Integrys Energy Group, Inc. Deferred Compensation Plan that is attributable to Special Defined Contribution Credits, into an Actuarially Equivalent one hundred eighty (180) month period certain installment benefit. The actuarial conversion shall be accomplished by first converting the Participant's vested account balance into a single life annuity without survivor benefits, and then converting the single life annuity into a one hundred eighty (180) month period certain installment benefit. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Following the payment on the Payment Date, payments to the eligible Participant in an amount equal to the Regular Monthly Payment shall continue until a total of one hundred eighty (180) monthly payments have been made; provided that for purposes of determining whether a total of one hundred eighty (180) monthly payments have been made, the payment made on the Payment Date will be treated as consisting of seven (7) payments. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c)   Death Prior to Payment Date. This Section 5.03 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 5.05.

Section 5.04. Distribution of Annuity Benefits.

If the Participant's vested account balance that is attributable to Special Defined Contribution Credits is payable as an annuity, distribution will be made in accordance with the following rules:

(a) Calculation of Monthly Annuity Amount. The amount of the monthly annuity benefit is determined, as of the Calculation Date, by converting the Participant's vested account balance, as of the Calculation Date, under the Integrys Energy Group, Inc. Deferred Compensation Plan that is attributable to Special Defined Contribution Credits into an Actuarially Equivalent annuity benefit in the form of annuity applicable to the Participant (the same form of annuity in which the Participant's Pension Restoration Benefit will be distributed). The actuarial conversion shall be accomplished by first converting the Participant's vested account balance into a single life annuity without survivor benefits, and then, if the Participant's benefit is being paid in a form of annuity other than a single life annuity without survivor benefits, converting the single life annuity into such other form of annuity in which the Participant's benefit will be paid. If the Participant is married and receiving payment in the form of a joint and survivor annuity, the Supplemental Retirement Plan survivor benefit is not actuarially subsidized, even though the Participant may receive an actuarial subsidy with respect to the Pension Restoration Benefit survivor benefit.

(b) Regular Monthly Payments and the Retroactive Benefit Payment. The payment made on the Payment Date will include (1) the Regular Monthly Payment for the month in which occurs the Payment Date, (2) the Retroactive Benefit Payment, and (3) interest on each monthly installment that constitutes part of the Retroactive Benefit Payment for the period from the date on which such installment would have been paid had monthly payments commenced with a payment on the last day of the month that includes the Calculation Date through the Payment Date. Each subsequent monthly payment to the Participant will be an amount equal to the Regular Monthly Payment. Interest under clause (3) above, for the period through the last day of the month in which occurs the six (6) month anniversary of the Participant's Separation from Service, shall be determined at the 417(e)(3) Rate (first segment rate) in effect under the Retirement Plan for the calendar year in which occurs the Calculation Date.

(c) Death Prior to Payment Date. This Section 5.04 applies only if the Participant is alive on the Payment Date. If the Participant dies prior to the Payment Date, the benefits (if any) payable following the Participant's death shall be determined in accordance with Section 5.05.

Section 5.05. Death Benefits.

The form and time of benefit distribution is irrevocably established at the earlier to occur of (1) the Payment Date (which, in accordance with Section 1.409A-3(b) of the Income Tax Regulations, is an objectively determinable and nondiscretionary date that is based upon the Participant's Separation from Service and that is fixed at the time of the Participant's Separation from Service), and (2) the date of the Participant's death.

(a)   Death Prior to Payment Date. If a Participant who has a vested benefit attributable to Special Defined Contribution Credits dies prior to the Payment Date (including a Participant who is eligible for such benefits and who dies during employment), the Participant's Beneficiary will receive a single sum payment equal to the single sum payment to which the Participant would have been entitled to if the Participant had in effect a single sum payment election under Article II (regardless of the election actually made by the Participant).

(b)   Death on or After the Payment Date.

(1)   Death After Commencement of Installment Payments. If the Participant's benefit is being distributed as a one hundred eighty (180) month period certain installment benefit and the Participant dies on or after the Payment Date, i.e., on or after the date on which installment distributions to the Participant have begun, but prior to the date on which one hundred eighty (180) payments have been made, monthly installment distributions to the Beneficiary (at the same time as payments to the Participant would have been made) shall continue until the total number of monthly installments paid to the Beneficiary, when aggregated with the number of monthly installments paid to the Participant prior to his or her death, equals one hundred eighty (180).

(2)   Death After Commencement of Annuity Payments. If the Participant's benefit is being distributed as an annuity and the Participant dies on or after the Payment Date, i.e., on or after

31

the date on which payment of Plan benefits has actually begun, the only benefits payable following the Participant's death shall be those (if any) payable under the form of annuity distribution in which the Participant's benefit was being paid. Thus, for example, if the Participant was receiving payments in the form of a single life annuity, no further benefits are payable following the Participant's death. Similarly, if the Participant was receiving benefits in the form of a joint and fifty percent (50%) surviving Spouse annuity, the only benefits payable following the Participant's death shall be those payable pursuant to the fifty percent (50%) survivor feature of the annuity benefit, to the Spouse (if still living) to whom the Participant was married on the Calculation Date. There is no guarantee that the total amount of benefits received by the Participant (and if applicable, the Participant's surviving Spouse) under an annuity form of distribution will be at least equal to the amount that would have been paid to the Participant if the Participant had elected distribution in a single sum or in installments.

ARTICLE VI. SPECIAL RULES APPLICABLE IN THE EVENT OF A CHANGE IN CONTROL OF THE COMPANY

Section 6.01. Definitions. For purposes of this Article VI, the following terms shall have the following respective meanings:

(a)   The "Act" means the Securities Exchange Act of 1934, as amended.

(b)   An "Affiliate" of, or a person "affiliated" with, a specified person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified and the term "Associate" used to indicate a relationship with any person, means (1) any corporation or organization (other than the registrant or a majority-owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or Spouse of such person, or any relative of such Spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

(c)   A person shall be deemed to be the "Beneficial Owner" of any securities:

(1)   which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (A) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or (B) securities issuable upon exercise of any rights agreement

33

that the Company may have in effect at any time before the issuance of such securities.

(2)   which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Act, including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this subparagraph (2) as a result of an agreement, arrangement or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Act and (B) is not also then reportable on a Schedule 13D under the Act (or any comparable or successor report); or

(3)   which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in Section 6.01(c)(2) above) or disposing of any voting securities of the Company.

(d)   A "Change in Control of the Company" shall be deemed to have occurred if:

(1)   any Person (other than any employee benefit plan of the Company or any subsidiary of the Company, any Person organized, appointed or established pursuant to the terms of any such benefit plan or any trustee, administrator or fiduciary of such

34

a plan) is or becomes the Beneficial Owner of securities of the Company representing at least 30% of the combined voting power of the Company's then outstanding securities;

  (2) one-half or more of the members of the Board are not Continuing Directors;

  (3) there shall be consummated any merger, consolidation, or reorganization of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company other than a shareholder who is an Affiliate or Associate of any party to such consolidation or merger;

  (4) there shall be consummated any merger of the Company or share exchange involving the Company in which the Company is not the continuing or surviving corporation other than a merger of the Company in which each of the holders of the Company's Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger;

  (5) there shall be consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company to a Person which is not a wholly owned subsidiary of the Company; or

  (6) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

  (e) "Continuing Directors" means (1) any member of the Board of Directors of the Company who was a member of such Board on the effective date of this amendment and

restatement, (2) any successor of a Continuing Director who is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on such Board, and (3) additional directors elected or recommended for membership by a majority of the Continuing Directors then on such Board.

(f)   "Person" means any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert; provided that in the case of a merger, consolidation or reorganization of the Company with any other corporation or a share exchange involving the Company, the shareholder of the other corporation that is a party to the merger, consolidation, reorganization or share exchange shall not be considered to be acting in concert for purposes of applying subsection (d)(1).

Section 6.02. Special Provisions Following Change in Control.

Upon and following the occurrence of a Change in Control of the Company, the provisions of this Section 6.02 shall be operative, notwithstanding any provision of the Plan to the contrary.

(a)   A Participant who (1) has been designated as being eligible to participate in the Supplemental Retirement Benefit component of the Plan, but (2) the Participant's employment with the Company and its Affiliates is involuntarily terminated for other than Cause (or, in the case of a Participant who has in effect an employment, retention, change in control, severance or similar agreement with the Company or any Affiliate that provides for "good reason" termination and the Participant, in accordance with such agreement, terminates employment or service for "good reason") within two years following the date of the Change in Control by the Company prior to becoming eligible for a Supplemental Retirement Benefit under Article IV, shall nevertheless be entitled to a Supplemental Retirement Benefit if (1) the Participant has a vested benefit entitlement under the Retirement Plan, and (2) the Participant has completed five (5) or more years of Credited Service as of the date of his or her Separation from Service.

(1)   If the Participant has attained age fifty-five (55) as of the date of his or her Separation from Service, the benefit shall

36

be calculated and paid as described in Articles II and IV, with the exception that with respect to any Participant who has completed at least five (5) but fewer than ten (10) years of Credited Service, the applicable benefit percentage for purposes of Section 4.03(a)(1) shall be determined in accordance with the schedule set forth in subparagraph (3) below.

(2)   If the Participant has not attained age fifty-five (55) as of the date of his or her Separation from Service, the benefit shall be calculated and paid as described in Articles II and IV, with the exception that:

(A)   With respect to any Participant who has completed at least five (5) but fewer than ten (10) years of Credited Service, the applicable benefit percentage for purposes of Section 4.03(a)(1) shall be determined in accordance with the schedule set forth in subparagraph (3) below;

(B)   In addition to the early commencement reduction specified in Section 4.03(c) that applies between the ages of fifty-five (55) and sixty-two (62), the benefit calculated under Section 4.03 shall be further reduced to an Actuarially Equivalent amount to reflect benefit commencement prior to the Participant's attainment of age fifty-five (55). This is the benefit amount if the benefit is paid in the form of a one hundred eighty (180) month period certain installment benefit; and

(C)   If the benefit is paid other than as a one hundred eighty (180) month period certain installment benefit, the benefit shall be further adjusted to

37

convert the one hundred eighty (180) month period certain installment benefit into an Actuarial Equivalent benefit is the form of distribution applicable to the Participant under Article II.

(3)   If the Participant has completed at least five (5) but less than ten (10) years of Credited Service as of the date of his or her termination of employment, the applicable benefit percentage for purposes of Section 4.03(a)(1) shall be determined in accordance with the following schedule:

Full Years of Credited Service	Applicable Benefit Percentage
9	36%
8	32%
7	28%
6	24%
5	20%

(4)   For purposes of applying Section 4.07, the reference to "ten (10) years of Credited Service" shall be replaced with the phrase "five (5) years of Credited Service" each place it appears.

(b)   The Board may at any time amend the Plan consistent with Section 6.05 to modify the terms and conditions applicable to (or otherwise eliminate) benefits that would otherwise accrue on or after the Amendment Date.

(c)   Prior to the occurrence of a Change in Control, the Board may exercise its authority under Section 7.05 to amend or terminate the Plan. This may include, without limitation, the passage of a resolution that terminates the Plan, regardless of whether such resolution is adopted in anticipation of a Change in Control. On or after the date on which a Change in Control, any amendment to the Plan or action to terminate the Plan that is not

described in subsection (b) above shall be effective only with the written consent of the Participant (or in the case of a deceased Participant, the Participant's Beneficiary).

(d)   The term "Amendment Date" means the date on which an amendment to the Plan is validly adopted or the date on which the amendment is or purports to be effective, whichever is later.

Section 6.03. Maximum Payment Limitation.

(a)   Except as provided in subsection (b) below, if any portion of the payments or benefits described in this Plan or under any other agreement with or plan of the Company or its Affiliates (in the aggregate, "Total Payments"), would constitute an "excess parachute payment" that is subject to the tax imposed by Section 4999 of the Code, then the Total Payments to be made to the Participant shall be reduced such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be one dollar ($1) less than the maximum amount which the Participant may receive without becoming subject to the tax imposed by Section 4999 of the Code. The terms "excess parachute payment" and "parachute payment" shall have the meanings assigned to them in Section 280G of the Code, and such "parachute payments" shall be valued as provided therein. Present value shall be calculated in accordance with Section 280G(d)(4) of the Code. Within forty (40) days following delivery of notice by the Company to the Participant of its belief that there is a payment or benefit due the Participant which will result in an excess parachute payment as defined in Section 280G of the Code, the Participant and the Company, at the Company's expense, shall obtain the opinion (which need not be unqualified) of nationally recognized tax counsel selected by the Company's independent auditors and acceptable to the Participant in the Participant's sole discretion (which may be regular outside counsel to the Company), which opinion sets forth (A) the amount of the base period income, (B) the amount and present value of Total Payments and (C) the amount and present value of any excess parachute payments determined without regard to the limitations of this Section. As used in this Section, the term "base period income" means an amount equal to the Participant's "annualized includible compensation for the base period" as defined in Section 280G(d)(1) of the Code. For purposes of such opinion, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the

principles of Sections 280G(d)(3) and (4) of the Code, which determination shall be evidenced in a certificate of such auditors addressed to the Company and the Participant. Such opinion shall be addressed to the Company and the Participant and shall be binding upon the Company and the Participant. If such opinion determines that there would be an excess parachute payment, the payments hereunder that are includible in Total Payments or any other payment or benefit determined by such counsel to be includible in Total Payments shall be reduced or eliminated so that there will be no excess parachute payment. Such reduction will be achieved by reducing or eliminating payments or benefits in the manner that produces the highest economic value to the Participant; provided that in the event it is determined that the foregoing methodology for reduction would violate Section 409A of the Code, the reduction shall be made pro rata among the benefits and/or payments (on the basis of the relative present value of the parachute payments). If such legal counsel so requests in connection with the opinion required by this Section, the Participant and the Company shall obtain, at the Company's expense, and the legal counsel may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Participant. If the provisions of Sections 280G and 4999 of the Code are repealed without succession, then this Section shall be of no further force or effect.

(b)   The provisions of subsection (a) above shall not apply to a Participant whose employment is governed by an employment contract that provides for Total Payments in excess of the limitation described in subsection (a) above.

Section 6.04. Resolution of Disputes.

If, after a Change in Control, (1) a dispute arises with respect to the enforcement of the Participant's rights under the Plan, or (2) any legal proceeding shall be brought to enforce or interpret any provision contained in the Plan or to recover damages for breach of the Plan, in either case so long as the Participant is not acting in bad faith or otherwise pursuing a course of action that a reasonable person would determine to be frivolous, the Participant shall recover from the Company any reasonable attorneys' fees and necessary costs and disbursements incurred as a result of such dispute or legal proceeding ("Expenses"), and prejudgment interest on any money judgment obtained by the Participant calculated at the rate of interest announced

40

by US Bank Milwaukee, Milwaukee, Wisconsin (or any successor thereto), from time to time as its prime or base lending rate from the date that payments to the Participant should have been made under this Plan. Within ten (10) days after the Participant's written request therefore and reasonable substantiation that such expenses have been incurred (but in no event later than the end of the calendar year following the calendar year in which such Expense is incurred), the Company shall pay to the Participant, or such other person or entity as the Participant may designate in writing to the Company, the Participant's Expenses. The reimbursement shall be made even though a final disposition or conclusion of the dispute or legal proceeding has not been entered. In the case of a deceased Participant, this Section shall apply with respect to the Participant's Beneficiary or estate.

ARTICLE VII. GENERAL PROVISIONS

Section 7.01. Administration. The Committee shall administer and interpret the Plan and supervise preparation of Participant elections, forms, and any amendments thereto. If at any time the Committee shall not be in existence, then all determinations affecting Participants who are subject to Section 16 of the Securities Exchange Act of 1934 shall be made by the full Board, and all determinations affecting other Participants shall be made by the full Board or an officer appointed by the Board. The Committee may, in its discretion, delegate any or all of its authority and responsibility. To the extent of any such delegation, any references herein to the Committee shall be deemed references to such delegee. Interpretation of the Plan shall be within the sole discretion of the Committee and shall be final and binding upon each Participant and Beneficiary. The Committee may adopt and modify rules and regulations relating to the Plan as it deems necessary or advisable for the administration of the Plan. If any delegee of the Committee shall also be an eligible Participant or Beneficiary, any determinations affecting the delegee's participation in the Plan shall be made by the Committee. The Plan shall be interpreted to comply with the requirements of Section 409A of the Code with respect to any benefit that is subject to the requirements of such Section of the Code.

Section 7.02. Claims Procedures.

(a) If a Participant, Spouse or Beneficiary (the "claimant") believes that he is entitled to a benefit under the Plan that is not provided, the claimant or his or her legal representative shall file a written claim for such benefit with the Committee no later than ninety (90) days after the first payment is made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A. If the Committee denies the claim, it shall deliver to the claimant, within one hundred thirty-five (135) days of the date the first payment to the Participant was made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A, a written notice to the claimant of such denial. The written notice shall include the specific reason(s) for the denial; reference to specific Plan provisions upon which the denial is based; a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is

42

necessary; and a description of the Plan's review procedures (as set forth in subsection (b)) and the time limits applicable to such procedures, including a statement of the claimant's right to bring a civil action under section 502(a) of ERISA following an adverse determination upon review.

(b)   The claimant has the right to appeal the Committee's decision by filing a written appeal with the Committee. Notice of the appeal must be received by the Committee no later than one hundred eighty (180) days after the first payment is made (or should have been made) in accordance with the terms of the Plan or under Regulations issued by the Secretary of the Treasury under Code Section 409A. The claimant will have the opportunity, upon request and free of charge, to have reasonable access to and copies of all documents, records and other information relevant to the claimant's appeal. The claimant may submit written comments, documents, records and other information relating to his or her claim with the appeal. The Committee will review all comments, documents, records and other information submitted by the claimant relating to the claim, regardless of whether such information was submitted or considered in the initial claim determination. The Committee shall make a determination on the appeal within sixty (60) days after receiving the claimant's written appeal; provided that the Committee may determine that an additional sixty (60)-day extension is necessary due to circumstances beyond the Committee's control, in which event the Committee shall notify the claimant prior to the end of the initial period that an extension is needed, the reason therefore and the date by which the Committee expects to render a decision. If the claimant's appeal is denied in whole or part, the Committee shall provide written notice to the claimant of such denial. The written notice shall include the specific reason(s) for the denial; reference to specific Plan provisions upon which the denial is based; a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claimant's claim; and a statement of the claimant's right to bring a civil action under section 502(a) of ERISA.

(c)   Notwithstanding anything in the Plan to the contrary, and as a condition of participating in the Plan, a Participant agrees, on behalf of the Participant and all persons or entities that may claim through the Participant, that (1) any claim for benefits or other legal action or legal proceeding concerning the Plan may be brought more than one (1) year after the

later of (A) the last date on which the act or omission giving rise to the claim, legal action or other legal proceeding occurred, or (B) the date the individual or entity bringing such claim, legal action or other legal proceeding had knowledge (or reasonably should have had knowledge) of the act or omission, and (2) that any legal action or legal proceeding concerning the Plan may only be heard in a "bench" trial and that any right to a jury trial is waived.

Section 7.03. Participant Rights Unsecured.

(a)   The right of a Participant or his or her Beneficiary to receive a distribution hereunder shall be an unsecured claim, and neither the Participant nor any Beneficiary shall have any rights in or against any amount credited to his or her Account or any other specific assets of the Company or an Affiliate. The right of a Participant or Beneficiary to the payment of benefits under this Plan shall not be assigned, encumbered, or transferred, except by will or the laws of descent and distribution. The rights of a Participant hereunder are exercisable during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative.

(b)   The Company may set aside assets in the Trust or authorize the creation of another trust or other arrangements to assist in meeting the obligations created under the Plan, subject to the restrictions on funding imposed on such trusts by Code § 409A(b)(3). However, any liability to any person with respect to the Plan shall be based solely upon any contractual obligations that may be created pursuant to the Plan. No obligation of the Company or an Affiliate shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company or an Affiliate. Nothing contained in this Plan and no action taken pursuant to its terms shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company or an Affiliate and any Participant or Beneficiary, or any other person, or as providing a Participant with a right to continue employment with the Company or any Affiliate.

Section 7.04. Tax Withholding. The Participant shall pay or make arrangements satisfactory to the Committee regarding the payment or withholding of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. In addition, if prior to the date of distribution of any amount hereunder, the Federal Insurance Contributions Act (FICA) tax imposed under Code Sections 3101, 3121(a) and 3121(v)(2),

where applicable, becomes due, the Company may direct that the Participant's benefit be reduced by an Actuarially Equivalent amount to reflect the amount needed to pay the Participant's portion of such tax.

Section 7.05. Amendment or Termination of Plan.

(a)   There shall be no time limit on the duration of the Plan.

(b)   Except as otherwise limited pursuant to Section 6.02, the Board may at any time amend the Plan, including but not limited to modifying the terms and conditions applicable to (or otherwise eliminating) benefit accruals on or after the Amendment Date (as defined in Section 6.02); provided, however, that no amendment or termination may reduce or eliminate any benefit accrued to the date of such amendment. Further, the Company's Chief Human Resources Officer (or any successor to such position) is authorized to amend the Plan to the extent that such amendment is determined to be necessary or desirable in order to comply or facilitate compliance with the requirements of Code Section 409A or other applicable law; or that is otherwise desirable to promote efficient Plan administration; provided that any such amendment shall not increase Plan benefits or result in non-ministerial action that is prohibited under Section 7.01.

(c)   Subject to Section 6.02, the Board may terminate the Plan in accordance with and subject to the following provisions. Upon termination of the Plan, future accrual of benefits shall cease.

(1)   The Board terminates the Plan within twelve (12) months of a corporate dissolution taxed under Code Section 331, or with the approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), and the amounts accrued under the Plan but not yet paid are distributed to the Participants, Spouses or beneficiaries, as applicable, in a single sum payment, regardless of any distribution election then in effect, by the latest of: (A) the last day of the calendar year in which the Plan termination and liquidation occurs, (B) the last day of the calendar year in which the amount is no longer subject to a substantial risk of forfeiture, or

45

(C) the last day of the first calendar year in which payment is administratively practicable.

(2)   The Board terminates the Plan at any time during the period that begins thirty (30) days prior and ends twelve (12) months following a Change of Control Event (as defined for purposes of Code Section 409A), *provided* that all arrangements required to be aggregated with this Plan under Code Section 409A are terminated and liquidated with respect to each Participant that experienced the Change in Control Event, so that all participants under similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the date of termination of the arrangements.

(3)   The Board terminates the Plan at any other time, provided that such termination does not occur proximate to a downturn in the financial health of the Company or an Affiliate. In such event, all amounts accrued under the Plan but not yet paid will be distributed to all Participants, Spouses or beneficiaries, as applicable, in a single sum payment no earlier than twelve (12) months (and no later than twenty-four (24) months) after the date of termination, regardless of any distribution election then in effect. This provision shall not be effective unless all other plans required to be aggregated with this Plan under Code Section 409A are also terminated and liquidated. Notwithstanding the foregoing, any payment that would otherwise be paid during the twelve (12)-month period beginning on the Plan termination date pursuant to the terms of the Plan shall be paid in accordance with such terms. In addition, the Company or any Affiliate shall be prohibited from adopting a similar arrangement within three (3) years following the date of the Plan's termination, unless any individual who was a

Participant under this Plan is excluded from participating thereunder for such three (3) year period.

(4)   Except as provided in Paragraphs (1), (2) and (3) above or as otherwise permitted in regulations promulgated by the Secretary of the Treasury under Code Section 409A, any action that purports to terminate the Plan shall instead be construed as an amendment to discontinue further benefit accruals, but the Plan will continue to operate, in accordance with its terms as from time to time amended in accordance with Sections 6.02 and 7.05, and in accordance with applicable Participant elections, with respect to the Participant's benefit accrued through the date of termination, and in no event shall any such action purporting to terminate the Plan form the basis for accelerating distributions to Participants and Beneficiaries.

(5)   If single sum payments are made in accordance with this Section 7.05, the single sum distribution amount applicable to Participant's Pension Restoration Benefit and Supplemental Retirement Benefit shall be determined in accordance with Sections 3.03 and 4.04 as if the date on which the Plan will make the single sum distributions is the Calculation Date (and the single sum distribution amount attributable to the Participant's Special Defined Contribution Credits will be equal to the value of the Participant's account immediately prior to distribution).

Section 7.06. Administrative Expenses. Costs of establishing and administering the Plan will be paid by the Company and its Affiliates.

Section 7.07. Effect on Other Employee Benefit Plans. Benefits accrued by a Participant under this Plan shall not be considered "compensation" for the purpose of computing benefits under any employee benefit plan maintained by the Company or an Affiliate.

Section 7.08. Successor and Assigns. This Plan shall be binding upon and inure to the benefit of the Company and its Affiliates, their successors and assigns and the Participants and their heirs, executors, administrators, and legal representatives.

Section 7.09. Additional Section 409A Provisions.

(a)   Accelerated Distribution Following Section 409A Failure. If an amount under this Plan is required to be included in a Participant's income under Code Section 409A prior to the date such amount is actually distributed, the Participant shall receive a distribution, in a lump sum, within ninety (90) days after the date it is finally determined that the Plan fails to meet the requirements of Code Section 409A. The distribution shall equal the amount required to be included in the Participant's income as a result of such failure.

(b)   Permitted Delay in Payment. If a distribution required under the terms of this Plan would jeopardize the ability of the Company or of an Affiliate to continue as a going concern, the Company or the Affiliate shall not be required to make such distribution. Rather, the distribution shall be delayed until the first date that making the distribution does not jeopardize the ability of the Company or of an Affiliate to continue as a going concern. Further, if any distribution pursuant to the Plan will violate the terms of Section 16(b) of the Securities Exchange Act of 1934 or other Federal securities laws, or any other applicable law, then the distribution shall be delayed until the earliest date on which making the distribution will not violate such law.

(c)   Compliance With Section 409A Transition Rules. With respect to a Participant whose benefit is paid or commences to be paid on or before December 31, 2008, taking into account the required six month delay in the payment commencement date under Code Section 409A(a)(2)(B), the form and time of distribution applicable to the Participant shall be determined in accordance with the terms of the Plan as in effect on March 31, 2008, i.e., in accordance with the Internal Revenue Service transition rules under Code Section 409A, the April 1, 2008 amendment and restatement of the Plan shall not affect the form and time of distribution for a Participant whose benefit is paid (or commences to be paid) in 2008.

<u>Section 7.10. Offset.</u>

The Company shall have the right to offset, without the requirement of obtaining the consent of the Participant (or his Spouse or Beneficiary, in the event of the Participant's death), from the benefits payable hereunder any amount (up to the maximum amount that may be deducted without violating Code Section 409A) that the Participant owes to the Company or any Affiliate.

Exhibit 10.3

INTEGRYS ENERGY GROUP, INC.
PERFORMANCE STOCK RIGHT AGREEMENT

[Name]

You have been granted a Performance Stock Right with respect to shares of common stock of Integrys Energy Group, Inc. (the "Company") under the Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan (the "Plan"). This Agreement sets forth the terms, rights and obligations of you and the Company with respect to your Performance Stock Right. This Agreement shall not become effective until you sign and return the "Acknowledgement Form" from this Agreement to Human Resources.

The Performance Stock Right is granted under, and is subject to, the terms of the Plan, which are specifically incorporated by reference in this Agreement. Any capitalized terms used in this Agreement which are not defined shall have the meaning set forth in the Plan.

1. <u>Grant of Performance Stock Right.</u> (a) Subject to the terms of this Agreement, the Company grants to you a Performance Stock Right representing the right to receive _____ shares ("Target Award"), of the common stock of the Company, par value $1.00 ("Common Stock"), in the event certain Performance Goals specified herein are satisfied. You obtain no ownership interest in the Company and will not be considered a shareholder of the Company by virtue of the grant of the Performance Stock Right hereunder until such time as Common Stock may be issued to you as a Final Award. The Grant Date for your Performance Stock Right is

_____.

(b) In the event of certain corporate transactions described in Section 12 of the Plan, the number of shares of Common Stock represented by your Performance Stock Right will be adjusted by the Compensation Committee of the Board of Directors of the Company (the "Committee"). The Committee's determination as to any adjustment shall be final.

2. <u>Performance Period.</u> Subject to the provisions of Section 7, the Performance Period is the period from January 1, 2011 to December 31, 2013.

3. <u>Performance Measures.</u>

(a) <u>Total Shareholder Return ("TSR").</u> TSR is the quotient obtained by dividing (1) the Shareholder Return with respect to a share of Common Stock, by (2) the Beginning Market Price of a share of Common Stock. For this purpose:

> (1) The Shareholder Return means the cash dividends paid on a share of Common Stock during the Performance Period, increased by (if positive) or reduced by (if negative) the change in stock price from the

Beginning Market Price of a share of Common Stock to the Ending Market Price of a share of Common Stock.

(2)   The Beginning Market Price of a share of Common Stock is the average closing market price of a share of Common Stock for the 30 trading days immediately preceding the first day of the Performance Period as reported on the securities exchange on which such stock is principally traded.

(3)   The Ending Market Price of a share of Common Stock is the average closing market price of a share of Common Stock for the 30 trading days ending on or immediately preceding the last day of the Performance Period as reported on the securities exchange on which such stock is principally traded.

(b)   Comparison Group. Comparison Group means all utility industry companies in the Standard and Poor's 1500 Index on both the first day and the last day of the Performance Period.

4.   Determination of Presumptive and Final Awards.

(a)   Presumptive Award.   As soon as practicable following the completion of the Performance Period, the Committee will determine the TSR of the Company and of each company in the Comparison Group. The Committee's determination will be final and binding on all persons. Your Presumptive Award shall be determined in accordance with the following table; provided that any fractional share of Common Stock that would otherwise result from the foregoing calculation shall be disregarded.

Company TSR In Relation to TSR of All Comparison Group Companies	Presumptive Award Equal to the Following Percentage of the Target Award*
90th Percentile or Greater	200%
75th Percentile	150%
50th Percentile	100%
25th Percentile	50%
Below the 25th Percentile	0%

*The Presumptive Award for TSR performance between points on the payout schedule will be interpolated.

(b)   Final Award. The Presumptive Award is used as a guideline for the Committee in determining your Final Award, and you obtain no rights as a result of the determination of the Presumptive Award. In determining the Final Award to be made to you, the Committee, in its sole discretion, may increase or decrease the amount of the Presumptive

Award; provided that the Committee will not increase the amount of your Presumptive Award if the Final Award is intended to comply with Section 162(m) of the Internal Revenue Code and if you are a Covered Executive (as defined in the Plan) for purposes of Section 162(m) of the Internal Revenue Code. Except with respect to the portion (if any) of the Final Award payment of which is deferred in accordance with the Integrys Energy Group, Inc. Deferred Compensation Plan, the Final Award will be distributed to you between January 1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

5.   Dividend Equivalents. You will not receive any cash or other consideration to reflect dividends that would have been paid or accrued had the Performance Stock Right been actual shares of Stock either during the Performance Period or at any time prior to actual distribution of your Final Award.

6.   Effect of Termination of Employment.

(a)   Except as set forth in subsections (b) and (c) below and Section 7 below, or as otherwise determined by the Committee, your Performance Stock Right will be cancelled immediately and without notice to you, and no Final Award will be made, in the event you terminate employment from the Company and its Affiliates prior to the last day of the Performance Period.

(b)   **[Standard Paragraph (b) – For use with the regular grants made in February or March of each year.]** If your employment or service terminates prior to the last day of the Performance Period as a result of death or disability (as determined by the Committee based upon the definition set forth in the Company's long-term disability plan), your Performance Stock Right will not be cancelled (or will be only partially cancelled) upon termination of employment: (1) if your termination occurs on or after December 31 of the calendar year in which occurs the Grant Date of your Performance Stock Right,, you (or your estate) may be eligible to receive a Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period, or (2) if your termination occurs prior to December 31 of the calendar year in which occurs the Grant Date of your Performance Stock Right, you (or your estate) may be eligible to receive a pro-rated Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period (and only the remainder of your Performance Stock Right will be cancelled). The pro-rated award for which you are eligible shall be equal to the Final Award to which you otherwise would have been entitled if employment had not terminated, multiplied by a fraction, the numerator of which is the number of full months of service that you completed during the calendar year in which occurs the Grant Date of your Performance Stock Right, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional share, the number of shares included in your Final Award will be rounded to the next higher whole number of shares. Except with respect to the portion (if any) of the Final Award payment of which is deferred in accordance with the Integrys Energy Group, Inc. Deferred Compensation Plan, the Final Award will be distributed to you (or your estate) between January

1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

(b)   [**Alternate Paragraph (b) – For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date.**] If your employment or service terminates prior to the last day of the Performance Period as a result of death or disability (as determined by the Committee based upon the definition set forth in the Company's long-term disability plan), your Performance Stock Right will not be cancelled (or will be only partially cancelled) upon termination of employment, and (1) if your termination occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date of your Performance Stock Right,, you (or your estate) may be eligible to receive a Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period, or (2) if your termination occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date of your Performance Stock Right, you (or your estate) may be eligible to receive a pro-rated Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period (and only the remainder of your Performance Stock Right will be cancelled). The pro-rated award for which you are eligible shall be equal to the Final Award to which you otherwise would have been entitled if employment had not terminated, multiplied by a fraction, the numerator of which is the number of full months of service that you completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date of your Performance Stock Right, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional share, the number of shares included in your Final Award will be rounded to the next higher whole number of shares. Except with respect to the portion (if any) of the Final Award payment of which is deferred in accordance with the Integrys Energy Group, Inc. Deferred Compensation Plan, the Final Award will be distributed to you (or your estate) between January 1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

(c)   [**Standard Paragraph (c) – For use with the regular grants made in February or March of each year.**] If your employment or service terminates prior to the last day of the Performance Period as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), your Performance Stock Right will not be cancelled (or will be only partially cancelled) upon termination of employment: (1) if your Retirement occurs on or after December 31 of the calendar year in which occurs the Grant Date of your Performance Stock Right,, you may be eligible to receive a Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period, and (2) if your Retirement occurs prior to December 31 of the calendar year in which occurs the Grant Date of your Performance Stock Right, you may be eligible to receive a pro-rated Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period (and only the

remainder of your Performance Stock Right will be cancelled). The pro-rated award shall be equal to the Final Award to which you otherwise would have been entitled if employment had not terminated, multiplied by a fraction, the numerator of which is the number of full months of service that you completed during the calendar year in which occurs the Grant Date of your Performance Stock Right, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional share, the number of shares included in your Final Award will be rounded to the next higher whole number of shares. Except with respect to the portion (if any) of the Final Award payment of which is deferred in accordance with the Integrys Energy Group, Inc. Deferred Compensation Plan, the Final Award will be distributed to you between January 1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

(c) **[Alternate Paragraph (c) – For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date.]** If your employment or service terminates prior to the last day of the Performance Period as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), your Performance Stock Right will not be cancelled (or will be only partially cancelled) upon termination of employment, and (1) if your Retirement occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date of your Performance Stock Right,, you may be eligible to receive a Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period, and (2) if your Retirement occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date of your Performance Stock Right, you may be eligible to receive a pro-rated Final Award, determined in accordance with Section 4 and this Section 6, following the conclusion of the Performance Period (and only the remainder of your Performance Stock Right will be cancelled). The pro-rated award shall be equal to the Final Award to which you otherwise would have been entitled if employment had not terminated, multiplied by a fraction, the numerator of which is the number of full months of service that you completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date of your Performance Stock Right, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional share, the number of shares included in your Final Award will be rounded to the next higher whole number of shares. Except with respect to the portion (if any) of the Final Award payment of which is deferred in accordance with the Integrys Energy Group, Inc. Deferred Compensation Plan, the Final Award will be distributed to you between January 1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

7. <u>Change in Control</u>. In general, you may be entitled to a Final Award, even if not otherwise entitled to a Final Award in accordance with the Sections 4 and 6 above, if (1) a Change in Control (as defined in the Plan) has occurred and (2) your employment with the Company and its Affiliates has been involuntarily terminated for any reason other than Cause

(or, if you have in effect with the Company or an Affiliate an employment, retention, change in control, severance or similar agreement that provides for "good reason" termination and, in accordance with such agreement, you terminate employment or service for "good reason") within two (2) years following the date of the Change in Control. Your entitlement to a Final Award, and the amount and distribution of any Final Award to which you become entitled, shall be governed by the terms of Section 13(b) of the Plan; provided that distribution of any Final Award that becomes payable as a result of your termination of employment shall be distributed upon the earlier to occur of (1) the date distribution would otherwise have been made if your employment had continued, or (2) six (6) months following termination of your employment. In addition, if you terminated employment pursuant to Section 6 on account of death, disability or Retirement prior to the occurrence of the Change in Control, the Final Award attributable to your Performance Stock Right (or pro rated Performance Stock Right under Section 6) with respect to any Performance Period that has not been completed as of the date of the Change in Control shall be calculated as of the date of the Change in Control at the target level of performance (or, if greater, the then projected Final Award level). Distribution shall then be made upon the earlier to occur (1) if the Change in Control constitutes a "change in control event" within the meaning of Internal Revenue Code Section 409A, as soon as practicable (and not more than ninety (90) days) following the occurrence of such change in control event, or (2) the date on which distribution otherwise would have been made if the Change in Control did not occur. For purposes of this Section, your employment or service will be considered terminated if the Company determines that you have incurred a "separation from service" as such term is defined for purposes of Section 409A of the Internal Revenue Code, taking into account, in the case of an absence from service for disability, the maximum leave periods permitted under Internal Revenue Code Section 409A for disability leaves of absence. Notwithstanding anything in the Plan or this Agreement to the contrary, if at the time of a Change in Control, or at any other time, your Performance Stock Right is cancelled and converted to a cash value, and if such cancellation and conversion occurs prior to the date on which vested amounts are to be settled under this Agreement, the cash value of your cancelled and converted Performance Stock Right will accrue interest equivalent at the prime rate of interest from the cancellation and conversion date to the distribution date.

8.   Tax Withholding. Upon the issuance of Common Stock pursuant to a Final Award or at any other time deemed necessary or appropriate by the Committee, the Company has the right and the authority to deduct or withhold from any compensation payable to you an amount sufficient to satisfy its withholding obligations under applicable tax laws or regulations. Alternatively, the Company may require that you deliver to the Company at the time the Company is obligated to withhold taxes such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations. The Company may also satisfy its withholding obligation, in whole or in part, by withholding (or requiring that you sell and remit to the Company the sale proceeds with respect to) a number of the shares of Common Stock included in any Final Award that have a Fair Market Value, as determined by the Committee, equal to the amount required to be withheld. The Fair Market Value of fractional shares of Stock remaining after the withholding requirements are satisfied will be paid to you in cash.

9.   Miscellaneous.

(a)   You (or your legal representatives, the executor of your estate or your heirs) shall not be deemed to be a shareholder of the Company with respect to the Performance Stock Right until shares of Common Stock have been issued pursuant to a Final Award and the Company's withholding tax liability has been satisfied, to the Committee's satisfaction.

(b)   The Performance Stock Right shall not be transferable by you; provided that following your death, any Final Award made with respect to you will be paid to your estate or to such person as the executor of the estate certifies as being entitled to such payment as a result of the operation of your last will and testament or as a result of the laws of intestate succession. In addition, by accepting this award, you agree not to sell any shares of Common Stock delivered to you in connection with this Agreement at a time when applicable laws (including securities laws), Company or Affiliate policies or an agreement between the Company and its underwriters or other terms and conditions of the Plan prohibit a sale.

(c)   It is fully understood that nothing contained in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment at any time nor confer upon you any right to continue in the employ of the Company or any Affiliate.

(d)   As a condition of the granting of a Performance Stock Right under this Agreement, you agree, for yourself and your legal representatives or guardians, the executor of your estate, and your heirs, that the Plan and this Agreement shall be subject to discretionary interpretation by the Committee and that any interpretation by the Committee of the terms of the Plan and this Agreement shall be final, binding and conclusive. Neither you, your legal representatives, the executor of your estate or your heirs shall challenge or dispute the Committee's decisions.

(e)   The existence of this Agreement or the Performance Stock Right herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred, or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(f)   The Committee may modify the Performance Stock Right at any time. However, no modification, extension or renewal shall (1) confer on you any right or benefit which you would not be entitled to if a new Performance Stock Right were granted under the Plan at such time or (2) alter, impair or adversely affect the Performance Stock Right or this Agreement without your written consent; provided that the Committee need not obtain your written consent for a modification of the Performance Stock Right to the extent that the Plan

specifically permits the Committee action or to the extent that the Committee deems such modification necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which the shares underlying the Performance Stock Right are then traded, or to preserve favorable accounting or tax treatment of the Performance Stock Right for the Company; and provided further, that unless the Committee determines that a Performance Stock Right is not intended to comply with the requirements of Section 162(m) of the Internal Revenue Code, the Committee shall not take any such action with respect to you if you are a Covered Executive (as defined in the Plan) if such action would cause any Final Award granted to you to cease to qualify as "qualified performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code.

(g)   No shares of Stock will be issued pursuant to a Final Award unless and until the Company has determined to its satisfaction that such issuance complies with all relevant provisions of applicable law, including the requirements of any stock exchange on which the Stock may then be traded.

(h)   This Agreement may be executed in counterparts.

10.   Governing Law. This Agreement shall be governed by the internal laws of the State of Illinois, without regard to the principle of conflict of laws, as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge (or reasonably should have had knowledge) of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin, or Cook County, Illinois, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. Such action or other legal proceeding shall be heard pursuant to a bench trial, and the parties to such proceeding shall waive their rights to a trial by jury.

11.   Severability. In the event any provision of the Agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

INTEGRYS ENERGY GROUP, INC.

By:_____
Title: Vice President – Human Resources

ACKNOWLEDGEMENT FORM

I have read the terms of the Integrys Energy Group, Inc. Performance Stock Right Agreement, dated February ____, 2011, and I hereby declare that I understand and agree to be bound by the terms and conditions of the Agreement.

_____

Participant

Print name: _____

PLEASE SIGN AND DETACH THIS ACKNOWLEDGEMENT FORM FROM THE PERFORMANCE STOCK RIGHT AGREEMENT AND RETURN IT TO THE GREEN BAY HUMAN RESOURCES DEPARTMENT. YOUR PERFORMANCE STOCK RIGHT WILL NOT BECOME EFFECTIVE UNTIL THE COMPANY RECEIVES THIS SIGNED ACKNOWLEDGMENT FORM.

Exhibit 10.4

INTEGRYS ENERGY GROUP, INC.
2010 OMNIBUS INCENTIVE COMPENSATION PLAN
RESTRICTED STOCK UNIT AWARD

[Name]

You have been granted a Restricted Stock Unit ("RSU") award with respect to shares of common stock of Integrys Energy Group, Inc. (the "Company") under the Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan (the "Plan") with the following terms and conditions. The common stock of the Company is referred to in this Agreement as the Common Stock. Your award will not become effective until you sign and return this Restricted Stock Unit Award Agreement to Human Resources.

Grant Date: _____, 2011

Number of Restricted   _____ Stock Units
Stock Units:

Vesting Schedule: Twenty-five percent (25%) of your RSUs will vest on each of the first four anniversaries of the Grant Date (each, a "Vesting Date"), provided that you are continuously employed by the Company or an Affiliate from the Grant Date through such Vesting Date, as shown on the following schedule:

Amount	Vesting Date
25% of the RSUs	First anniversary of Grant Date
25% of the RSUs	Second anniversary of Grant Date
25% of the RSUs	Third anniversary of Grant Date
25% of the RSUs	Fourth anniversary of Grant Date

If application of the vesting schedule on any Vesting Date would result in vesting of a fractional RSU, the number of RSUs that become vested on that Vesting Date will be rounded to the next higher whole number of RSUs.

[Standard Paragraph #1 – For use with regular grants made in February or March of each year.] If your employment or service terminates prior to a Vesting Date as a result of death or you become disabled (as determined by the Committee based upon the definition set forth in the Company's long term disability plan and provided that you are also disabled based o the definition set forth

in Internal Revenue Code Section 409A), (1) if your termination or disability occurs on or after December 31 of the calendar year in which occurs the Grant Date, the RSUs will become fully vested on your date of termination or disability, and (2) if your termination or disability occurs prior December 31 of the calendar year in which occurs the Grant Date, you will become partially vested on your date of termination or disability, and the remaining RSUs will be forfeited. Your partially vested interest will be equal to the product obtained by multiplying the total number of your RSUs by a fraction, the numerator of which is the number of full months of service that you have completed during the calendar year in which occurs the Grant Date, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional RSU, the number of RSUs that become vested will be rounded to the next higher whole number of RSUs.

[Alternate Paragraph #1 – For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date.] If your employment or service terminates prior to a Vesting Date as a result of death or you become disabled (as determined by the Committee based upon the definition set forth in the Company's long term disability plan and provided that you are also disabled based o the definition set forth in Internal Revenue Code Section 409A), (1) if your termination or disability occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date, the RSUs will become fully vested on your date of termination or disability, and (2) if your termination or disability occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date, you will become partially vested on your date of termination or disability, and the remaining RSUs will be forfeited. Your partially vested interest will be equal to the product obtained by multiplying the total number of your RSUs by a fraction, the numerator of which is the number of full months of service that you have completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date, and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional RSU, the number of RSUs that become vested will be rounded to the next higher whole number of RSUs.

[Standard Paragraph #2 – For use with regular grants made in

February or March of each year.] If your employment or service terminates prior to a Vesting Date as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), (1) if your Retirement occurs on or after December 31 of the calendar year in which occurs the Grant Date, your RSUs will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued your employment, and (2) if your Retirement occurs prior to December 31 of the calendar year in which occurs the Grant Date, a portion of your RSUs will be immediately forfeited, and the remainder of your RSUs will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued your employment; provided that under both clause (1) and (2), any RSUs that have not been forfeited will be immediately vested if you die after Retirement but prior to the scheduled Vesting Date or if you become entitled to settlement of your vested RSUs as a result of termination of your employment or service by reason of Retirement within two (2) years following the occurrence of a "change in control event" within the meaning of Internal Revenue Code Section 409A. The portion of your RSUs that are immediately forfeited will be equal to the product obtained by multiplying the total number of your RSUs by a fraction, the numerator of which is twelve (12) minus the number of full months of service that you have completed during the calendar year in which occurs the Grant Date, and the denominator of which is twelve (12). If the foregoing calculation results in forfeiture of a fractional RSU, the number of RSUs that are forfeited will be rounded down to the next lower whole number of RSUs. The number of RSUs available on each Vesting Date will be reduced by a pro rata portion of the total number of forfeited RSUs.

[Alternate Paragraph #2 – For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date.] If your employment or service terminates prior to a Vesting Date as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), (1) if your Retirement occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date, your RSUs will continue to vest, subject to the terms of the Plan, on the same schedule as would

have applied had you continued your employment, and (2) if your Retirement occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date, a portion of your RSUs will be immediately forfeited, and the remainder of your RSUs will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued your employment; provided that under both clause (1) and (2), any RSUs that have not been forfeited will be immediately vested if you die after Retirement but prior to the scheduled Vesting Date or if you become entitled to settlement of your vested RSUs as a result of termination of your employment or service by reason of Retirement within two (2) years following the occurrence of a "change in control event" within the meaning of Internal Revenue Code Section 409A. The portion of your RSUs that are immediately forfeited will be equal to the product obtained by multiplying the total number of your RSUs by a fraction, the numerator of which is twelve (12) minus the number of full months of service that you have completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date, and the denominator of which is twelve (12). If the foregoing calculation results in forfeiture of a fractional RSU, the number of RSUs that are forfeited will be rounded down to the next lower whole number of RSUs. The number of RSUs available on each Vesting Date will be reduced by a pro rata portion of the total number of forfeited RSUs.

In general, any RSUs that have not previously been forfeited will become fully vested, even if not otherwise vested in accordance with the vesting schedule above; if (1) a Change in Control (as defined in the Plan) has occurred and (2) your employment with the Company and its Affiliates has been involuntarily terminated for any reason other than Cause (or, if you have in effect with the Company or an Affiliate an employment, retention, change in control, severance or similar agreement that provides for "good reason" termination and, in accordance with such agreement, you terminate employment or service for "good reason") within two years following the date of the Change in Control. The vesting of your RSUs following a Change in Control will be governed by the terms of the Plan.

Upon any other termination of employment or service, you will forfeit the RSUs that have not yet vested.

| Settlement of Vested RSUs: | Settlement of any RSUs that have become vested will occur on the earliest of the following dates: |

4

1. The Vesting Date applicable to the RSUs if (a) you are continuously employed by the Company or an Affiliate from the Grant Date through the Vesting Date or (b) you would have been continuously employed by the Company or an Affiliate from the Grant Date through the Vesting Date except for your Retirement.

2. As soon as practicable (and not more than ninety (90) days) following your date of death.

3. Six (6) months following the date you become disabled (as defined above).

4. In the case of any termination of your employment or service in which you have vested RSUs (other than as a result of disability or death), the date that would have been the latest Vesting Date applicable to any of the RSUs if you had remained continuously employed by the Company or an Affiliate from the Grant Date through the Vesting Date (but not sooner than six (6) months from the termination of your employment or service); provided, that distribution of all vested RSUs shall be made six (6) months following termination of your employment or service, if such termination occurs within two (2) years following the occurrence of a "change in control event" within the meaning of Internal Revenue Code Section 409A.

Notwithstanding the foregoing, in the event of your Retirement prior to the occurrence of a "change in control event" within the meaning of Internal Revenue Code Section 409A, any RSUs not previously forfeited will be vested and settled as soon as practicable (and not more than ninety (90) days) following the occurrence of such "change in control event".

For purposes of this Agreement, your employment or service will be terminated if the Committee determines that you have incurred a "separation from service" as such term is defined for purposes of Section 409A of the Internal Revenue Code, taking into account, in the case of an absence from service for disability, the maximum leave periods permitted under Section 409A for disability leaves of absence.

Except as provided below or in the Plan, your vested RSUs will be settled by delivery to you or, in the case of your death, to your estate, of a certificate(s) or credit in book entry form, for the number of shares of Common Stock equal to the number of RSUs that are vested and that are to be settled on that date. Settlement will be made on or as soon as practicable following the specified

settlement date.

The Fair Market Value of any fractional RSU, including any fractional RSU remaining after the satisfaction of withholding obligation (as determined on the date the tax is determined) will be paid to you in cash at the time your RSUs are settled.

Notwithstanding anything to the contrary, settlement at the foregoing times is subject to any deferral election that you have made, if eligible.

Nature of RSUs:	Your RSUs are not actual shares of Common Stock. Each RSU represents the right to receive a share of Common Stock upon satisfaction of the terms and conditions of the Award, but the RSU is not itself Common Stock. No shares of Common Stock will be issued unless and until the Company has determined to its satisfaction that such issuance complies with all relevant provisions of applicable law, including the requirements of any stock exchange on which the shares may then be traded.
Transferability of RSUs:	You may not sell, transfer or otherwise alienate or hypothecate any of your RSUs. In addition, by accepting this Award, you agree not to sell any shares of Common Stock delivered to you in connection with this Award at a time when applicable laws (including securities laws), Company or Affiliate policies or an agreement between the Company and its underwriters or other terms and conditions of the Plan prohibit a sale.
Voting and Dividends:	Since the RSUs are not actual shares of Common Stock, you may not exercise voting rights, or receive dividends or other distributions paid with respect to Common Stock, until such time as you become vested and receive actual shares of Common Stock in settlement of your Award. However, you will receive a credit equivalent to any dividends or other distributions paid with respect to the Common Stock that you would have received had your RSUs been actual shares of Common Stock, so long as the applicable record date for such dividend or distribution occurs after the Grant Date and before you forfeit such RSUs. This credit will be made in the form of additional RSUs that will be subject to the same risk of forfeiture, restrictions on transferability, settlement and other terms of this Restricted Stock Unit Award Agreement as apply to the RSUs with respect to which the dividend or distribution credit was granted. In the case of any dividend or distribution other than a dividend or distribution that is paid in shares of Common Stock, the number of additional RSUs will be determined by dividing the dividend or distribution credit

by the closing share price of a share of Common Stock, as reported on the New York Stock Exchange, on the dividend or distribution payment date. In the case of any such dividend or distribution that is paid in shares of Common Stock, the number of shares of Common Stock that you would have received as a result of such dividend or distribution had your RSUs been actual shares of Common Stock will constitute an equal number of additional RSUs. You will have no right to dividend or distribution credits that are paid with respect to Common Stock where the record date occurs on or after the date on which the RSUs have been settled or the date on which you have forfeited the RSUs.

Tax Withholding:

To the extent that the receipt or the vesting of the RSUs, or dividend and other distribution credits made with respect to the RSUs, or the transfer of Common Stock in settlement of your RSU Award, results in income to you for Federal, state or local income tax purposes or results in "wages" to you for FICA or other employment tax purposes, the Company has the right and the authority to deduct or withhold from any compensation payable to you an amount sufficient to satisfy its withholding obligations under applicable tax laws or regulations. Alternatively, the Company may require that you deliver to the Company at the time the Company is obligated to withhold taxes in connection with such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations. The Company may also satisfy the withholding requirement, in whole or in part, by withholding for its own account that number of shares of Common Stock otherwise deliverable to you, or by reducing the number of RSUs credited to you, on the date the tax is to be determined having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold.

Powers of Company Not Affected:

The existence of this Agreement or the RSUs herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred, or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Employment:	The granting of RSUs under this Agreement shall not be construed as granting to you any right with respect to continued employment by the Company or an Affiliate.
Interpretation:	As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, the executor of your estate, and your heirs, that this Agreement shall be interpreted by the Committee and that any interpretation by the Committee of the terms of this Agreement or the Plan and any determination made by the Committee pursuant to this Agreement shall be final, binding and conclusive.
Assignment of Agreement:	You may not assign this Agreement, and any attempted assignment shall be null and void and of no legal effect.
Amendment or Modification:	No term or provision of this Agreement may be amended, modified or supplemented orally. Amendment, modification or supplementation can be accomplished only (a) by an instrument in writing signed by the party against whom or which the enforcement of the amendment, modification or supplement is sought, or (b) as otherwise provided in the Plan.
Governing Law:	This Agreement shall be governed by the internal laws of the State of Illinois, without regard to the principle of conflict of laws, as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge (or reasonably should have had knowledge) of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin or Cook County, Illinois, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. Such action or other legal proceeding shall be heard pursuant to a bench trial, and the parties to such proceeding shall waive their rights to trial by jury.
Certain Corporate Transactions	Notwithstanding anything in the Plan or this Agreement to the contrary, if at the time of a Change in Control, or at any other time, your RSUs are cancelled and converted to a cash value, and if such cancellation and conversion occurs prior to the date on which

vested amounts are to be settled under this Agreement, the cash value of your cancelled and converted RSUs will accrue interest equivalent at the prime rate of interest from the cancellation and conversion date to the settlement date.

Severability:	In the event any provision of this Restricted Stock Unit Award Agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Agreement, and the agreement shall be construed and enforced as if the illegal or invalid provision had not been included.
Counterparts:	This Agreement may be executed in counterparts.
Terms of Plan Govern:	This Restricted Stock Unit Award is granted under and, except as specifically identified in this Agreement, governed by the terms and conditions of the Plan as amended and in effect from time to time. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan. If you are eligible for and make a timely election to defer the delivery of shares of Common Stock that otherwise would be deliverable to you in accordance with this Agreement, the shares of Common Stock that would otherwise be delivered to you under this Agreement but that you are eligible to and have elected to defer will continue to be held (even after you have become vested) as stock units that will be credited under and distributed in accordance with the terms of the Deferred Compensation Plan; provided that the vesting and forfeiture provisions set forth in this Agreement, and other terms and conditions of the Plan affecting outstanding Plan awards, will continue to apply to such stock units (and to any additional stock units that may be credited to you as a result of deemed dividends or other distributions) to the same extent as such provisions, terms and conditions apply to the RSUs.


INTEGRYS ENERGY GROUP, INC.


By:_____

Title: Vice President – Human Resources

ACKNOWLEDGEMENT FORM

I have read the terms of the Integrys Energy Group, Inc. Restricted Stock Unit Agreement, dated _____, and I hereby declare that I understand and agree to be bound by the terms and conditions of that Agreement.

_____

Print name: _____

PLEASE SIGN AND DETACH THIS ACKNOWLEDGEMENT FORM FROM THE RESTRICTED STOCK UNIT AWARD AGREEMENT AND RETURN IT TO THE GREEN BAY HUMAN RESOURCES DEPARTMENT. YOUR RESTRICTED STOCK UNIT AWARD WILL NOT BECOME EFFECTIVE UNTIL THE COMPANY RECEIVES THIS SIGNED ACKNOWLEDGMENT FORM.

Exhibit 10.5

INTEGRYS ENERGY GROUP, INC.
NONQUALIFIED STOCK OPTION AGREEMENT

[Name]

You have been granted a nonqualified stock option with respect to shares of common stock of Integrys Energy Group, Inc. (the "Company") under the Integrys Energy Group, Inc. 2010 Omnibus Incentive Compensation Plan (the "Plan") This Agreement sets forth the terms, rights and obligations of you and the Company with respect to the grant of this option. This option shall not become effective until you sign and return the "Acknowledgement Form" from this Agreement to Human Resources.

The option is granted under, and is subject to, the terms of the Plan, which are specifically incorporated by reference in this Agreement. Any capitalized terms used in this Agreement which are not defined shall have the meaning set forth in the Plan.

1. Grant of Option. Subject to the terms of this Agreement, the Company grants to you the right and option (the "Option") to purchase _____ shares (the "Option") of the common stock of the Company, par value $1.00 (the "Optioned Shares") from the Company, at an option price per share equal to $_____, the closing sales price of a share of Common Stock of the Company as reported on the New York Stock Exchange Composite Transaction reporting system on February _____, 2011 (the "Grant Date").

In the event of certain corporate transactions described in Section 12 of the Plan, the number of Optioned Shares and the per share option price will be adjusted by the Compensation Committee of the Board of Directors of the Company (the "Committee"). The Committee's determination as to any adjustment shall be final.

2. Vesting of Option. The Optioned Shares will vest and become exercisable in accordance with the following schedule:

Percentage of Optioned Shares Vested	Date of Vesting
25%	1st anniversary of Grant Date
An additional 25%	2nd anniversary of Grant Date
An additional 25%	3rd anniversary of Grant Date
The final 25%	4th anniversary of Grant Date

provided, however, that, in the event of your termination of employment from the Company and its Affiliates for any reason, any Optioned Shares not vested as of the date of such termination will be cancelled, except as otherwise provided in this Section 2.

Optioned Shares that become vested will be rounded to the next higher whole number of shares.

[Standard Paragraph #1 -- For use with the regular grants made in February or March of each year.] If your employment or service terminates as a result of death or disability (as determined by the Committee based upon the definition set forth in the Company's

long-term disability plan), (1) if your termination occurs on or after December 31 of the calendar year in which occurs the Grant Date, the Optioned Shares will become fully vested on your date of termination, or (2) if your termination occurs prior to December 31 of the calendar year in which occurs the Grant Date, you will become partially vested on the date of termination, and the remaining Optioned Shares will be cancelled. Your partially vested interest will be equal to the product obtained by multiplying the total number of Optioned Shares by a fraction, the numerator of which is the number of full months of service that the you completed during the calendar year in which occurs the Grant Date and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional Optioned Share, the number of Optioned Shares that become vested will be rounded to the next higher whole number of shares.

[**Alternate Paragraph #1 -- For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date**] If your employment or service terminates as a result of death or disability (as determined by the Committee based upon the definition set forth in the Company's long-term disability plan), (1) if your termination occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date, the Optioned Shares will become fully vested on your date of termination, or (2) if your termination occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date, you will become partially vested on the date of termination, and the remaining Optioned Shares will be cancelled. Your partially vested interest will be equal to the product obtained by multiplying the total number of Optioned Shares by a fraction, the numerator of which is the number of full months of service that you completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional Optioned Share, the number of Optioned Shares that become vested will be rounded to the next higher whole number of shares.

[**Standard Paragraph #2 -- For use with the regular grants made in February or March of each year.**] If your employment or service terminates as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), (1) if your Retirement occurs on or after December 31 of the calendar year in which occurs the Grant Date, the Optioned Shares will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued employment, and (2) if your Retirement occurs prior to December 31 of the calendar year in which occurs the Grant Date, a portion of the Optioned Shares will be immediately forfeited, and the remainder of the Optioned Shares will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued employment. The portion of the Optioned Shares that are immediately forfeited will be equal to the product obtained by multiplying the total number of Optioned Shares by a fraction, the numerator of which is twelve (12) minus the number of full months of service that you completed during the calendar year in which occurs the Grant Date and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional Optioned Share, the number of Optioned Shares that become vested will be rounded to the next higher whole number of shares. The number of

Optioned Shares available for exercise on or after each vesting date will be reduced by a pro rata portion of the total number of forfeited Optioned Shares.

[**Alternate Paragraph #2 -- For use in mid-year special grants where proration based on the calendar year might result in substantial vesting shortly following the Grant Date. Under the alternate paragraph, proration is based on the number of months of employment completed during the one year period from the first day of the month in which occurs the Grant Date**] If your employment or service terminates as a result of retirement on or after age fifty-five (55) with ten (10) or more years of service, or retirement on or after age sixty-two (62) ("Retirement"), (1) if your Retirement occurs on or after the first day of the twelfth (12th) month following the month in which occurs the Grant Date, the Optioned Shares will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued employment, and (2) if your Retirement occurs prior to the first day of the twelfth (12th) month following the month in which occurs the Grant Date, a portion of the Optioned Shares will be immediately forfeited, and the remainder of the Optioned Shares will continue to vest, subject to the terms of the Plan, on the same schedule as would have applied had you continued employment. The portion of the Optioned Shares that are immediately forfeited will be equal to the product obtained by multiplying the total number of Optioned Shares by a fraction, the numerator of which is twelve (12) minus the number of full months of service that you completed during the twelve (12) month period that begins on the first day of the month in which occurs the Grant Date and the denominator of which is twelve (12). If the foregoing calculation results in vesting of a fractional Optioned Share, the number of Optioned Shares that become vested will be rounded to the next higher whole number of shares. The number of Optioned Shares available for exercise on or after each vesting date will be reduced by a pro rata portion of the total number of forfeited Optioned Shares.

Notwithstanding the vesting schedule described above, the Committee may extend the date(s) of vesting to a later date to take into account any period of the Optionee's leave of absence, unless prohibited by law.

3. Exercise of Option. The Option, to the extent vested in accordance with Paragraph 2, may be exercised during the period beginning on the vesting date and ending on the earlier of:

    a.   the first anniversary of the date the Optionee's employment with the Company and its Affiliates terminates for any reason other than Retirement, death or disability (as determined by the Committee based on the definition set forth in the Company's long-term disability plan); or

    b.   in any other case, February ____, 2021.

During your life, the Option may be exercised only by you (or if you are incapacitated, by your legal representative). If you die before exercising all of the vested Option, the executor of the your estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of your last will and testament or as a result of the laws of interstate succession) may exercise all or any portion of the vested Option that has not been exercised, during the exercise periods described above.

4.   Change in Control. In general, the Option, to the extent then outstanding and unexercised, will become fully vested (if not previously vested) but shall otherwise be subject to the terms of the Plan, if (a) a Change in Control (as defined in the Plan) has occurred, and (b) your employment with the Company and its Affiliates has been involuntarily terminated for any reason other than Cause (or, if you have in effect with the Company or an Affiliate an employment, retention, change in control, severance or similar agreement that provides for "good reason" termination and, in accordance with such agreement, you terminate employment or service for "good reason") within two (2) years following the date of the Change in Control. The vesting of Optioned Shares following a Change in Control shall be governed by the terms of Section 13(b) of the Plan.

5.   Manner of Exercise and Payment. In order to exercise this Option, you (or such other person entitled to exercise the Option as provided in Paragraph 3) must provide a written notice to the Company stating that you (or such other eligible person) would like to exercise all or a portion of the Option and specifying the number of vested Optioned Shares which are being purchased. The exercise notice must be delivered (in person or by mail or by facsimile) to the Secretary of the Company.

The written notice must be, in the case of clauses (a), (b) and (c) below, accompanied by payment equal to the number of Optioned Shares being purchased multiplied by the option exercise price or, in the case of clause (d) below, accompanied by the documents specified in such clause (d), which will result in payment to the Company on the settlement date (i.e., T+3) equal to the number of Optioned Shares being purchased multiplied by the option exercise price. Subject to such rules and restrictions as the Committee may prescribe, payment may be made: (a) in cash or by certified check payable to the Company; (b) by delivering previously acquired shares of Common Stock, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, with a fair market value at the time of exercise, as determined by the Committee, equal to the required payment amount; (c) by any combination of (a) and (b); or (d) by delivering to the Company or its designated agent an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Optioned Shares to be exercised and to deliver the sale or margin proceeds directly to the Company to pay the option exercise price.

Option exercise notices postmarked (if mailed) or received by the Secretary of the Company (if by facsimile or hand-delivery) prior to 11:59 p.m. (central time) of the date specified in Paragraph 3 shall be given effect. Any notice postmarked or received after such time shall be null and void.

6.   Tax Withholding. Upon exercise of all or any part of the Option, the Company has the right and the authority to deduct or withhold from any compensation payable to you an amount sufficient to satisfy its withholding obligations under applicable tax laws or regulations. Alternatively, the Company may require that you deliver to the Company at the time the Company is obligated to withhold taxes such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations. The Company may also satisfy its withholding obligation,, in any other manner determined by the Committee, including in the case of a "cashless" exercise, by withholding a number of the Optioned Shares being purchased that have a fair market value, as determined by the Committee, equal to the amount required to

be withheld. The fair market value of fractional shares of Stock remaining after the withholding requirements are satisfied will be paid to you in cash.

    7.   <u>Miscellaneous</u>.

    (a)   You (or your legal representatives, the executor of your estate or your heirs) shall not be deemed to be a shareholder of the Company with respect to any of the Optioned Shares being purchased until such shares are paid for in full, and the Company's withholding tax liability is satisfied, to the Committee's satisfaction.

    (b)   The Option shall not be transferable by you; provided that, following your death, the Option, to the extent exercisable in accordance with the terms of the Plan and this Agreement, may be exercised by the executor of the your estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of your last will and testament or as a result of the laws of intestate succession). In addition, by accepting this award, you agree not to sell any shares delivered to you at a time when applicable laws (including securities laws), Company or Affiliate policy or an agreement between the Company and its underwriters or other terms and conditions of the Plan prohibit a sale.

    (c)   It is fully understood that nothing contained in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment at any time nor confer upon you any right to continue in the employ of the Company or any Affiliate.

    (d)   As a condition of the granting of this Option, you agree, for yourself and your legal representatives or guardians, the executor of your estate, and your heirs, that the Plan and this Agreement shall be subject to discretionary interpretation by the Committee and that any interpretation by the Committee of the terms of the Plan and this Agreement shall be final, binding and conclusive. Neither you, your legal representatives, the executor of your estate or you heirs shall challenge or dispute the Committee's decisions.

    (e)   The existence of this Agreement or Option herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred, or prior preference stock ahead of or affecting the common stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

    (f)   The Committee may modify this Option at any time. However, no modification, extension or renewal shall (1) confer on you any right or benefit which you would not be entitled to if a new option was granted under the Plan at such time or (2) alter, impair or adversely affect this Option or the Agreement without your written consent; provided that the Committee need not obtain your written consent of the Optionee for a modification of the Option to the extent that the Plan specifically permits the Committee action or to the extent that the Committee deems such modification necessary to comply with any applicable law, the listing

requirements of any principal securities exchange or market on which the shares underlying the Option are then traded, or to preserve favorable accounting or tax treatment of the Option for the Company.

(g)   No individual may exercise the Option and no shares will be issued under this Agreement unless and until the Company has determined to its satisfaction that such exercise and issuance comply with all relevant provisions of applicable law, including the requirements of any stock exchange on which the shares may then be traded.

(h)   This Agreement may be executed in counterparts.

8.   Governing Law. This Agreement shall be governed by the internal laws of the State of Illinois, without regard to the principle of conflict of laws, as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge (or reasonably should have had knowledge) of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin or Cook County, Illinois, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. Such action or other legal proceeding shall be heard pursuant to a bench trial and, the parties to such proceeding shall waive their rights to a trial by jury.

9.   Severability. In the event any provision of the Agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

INTEGRYS ENERGY GROUP, INC.

By:_____
Title: Senior VP & Chief HR Officer

ACKNOWLEDGEMENT FORM

I have read the terms of the Integrys Energy group, Inc. Nonqualified Stock Option Agreement, dated February ____, 2011, and I hereby declare that I understand and agree to be bound by the terms and conditions of the Agreement.

_____

Optionee

Print name: _____

PLEASE SIGN DETACH THIS ACKNOWLEDGEMENT FORM FROM THE OPTION AGREEMENT AND RETURN IT TO THE GREEN BAY HUMAN RESOURCES DEPARTMENT.   YOUR OPTION WILL NOT BECOME EFFECTIVE UNTIL THE COMPANY RECEIVES THIS SIGNED ACKNOWLEDGMENT FORM.